其士國際集團有限公司 (於百慕達註冊成立之有限公司)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com

22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.

TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L135-06
Exemption No. #82-4203

07020241

December 29, 2006

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED JAN - 9 2007 WASH, D.C. 199

Dear Sirs

<u>Re: Chevalier International Holdings Limited (Exemption No. #82-4203)</u>

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Interim Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

PROCESSED
JAN 16 2007
THOMSON FINANCIAL

Encl

NK/AM/nc

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L135-06
Exemption No. #82-4203

December 29, 2006

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Interim Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Acknowledge Receipt :

pls sign & return

Kan Ka Hon
Director

Date ______________

Encl

NK/AM/nc

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION

DISCLOSEABLE TRANSACTION

DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for an extension of time for despatch of their respective circular to their respective shareholders to a date on or before 22nd January, 2007.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 1st December, 2006 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of SEL (the "Acquisition"). SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets in Hong Kong. Capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context herein requires otherwise.

The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 22nd December, 2006. As the reporting accountants are conducting field work in relation to the financial information on SEL Group for the three years and eleven months ended 30th November, 2006 for the purpose of preparing the accountants' report on SEL Group for inclusion in the circular of both CIHL and CiTL, CIHL and CiTL have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules and for an extension of time for despatch of their respective circular to their respective shareholders to a date on or before 22nd January, 2007.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 21st December, 2006

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *for identification only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2006

RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2006, together with the comparative figures for the corresponding period in 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
	Notes	**2006** *HK$'000*	2005 *HK$'000*
Turnover	3	**2,508,446**	2,744,598
Cost of sales		**(2,094,513)**	(2,277,155)
Gross profit		**413,933**	467,443
Other income	4	**84,745**	83,048
Distribution costs		**(161,996)**	(137,631)
Administrative expenses		**(55,693)**	(49,119)
Other expenses		**(21,303)**	(19,751)
Operating profit		**259,686**	343,990
Share of results of associates		**(1,703)**	(2,235)
Share of results of jointly controlled entities		**(1,017)**	(74)
Finance costs		**(57,197)**	(34,229)
Profit before taxation	5	**199,769**	307,452
Income tax expenses	6	**(26,751)**	(83,414)
Profit for the period		**173,018**	224,038
Attributable to:			
Equity holders of the Company		**160,192**	196,341
Minority interests		**12,826**	27,697
		173,018	224,038
Dividend	7	**55,716**	105,861
Earnings per share	8		
Basic		**57.5 cents**	70.5 cents
Diluted		**56.0 cents**	70.5 cents
Dividend per share			
Interim		**20 cents**	20 cents
Special		**N/A**	18 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Non-current assets			
Investment properties		**473,804**	469,693
Property, plant and equipment		**714,458**	688,640
Prepaid lease payments		**457,111**	461,708
Goodwill		**212,540**	212,540
Other intangible asset		**152,675**	151,958
Interests in associates		**41,901**	31,011
Interests in jointly controlled entities		**234,810**	231,316
Available-for-sale investments		**138,285**	114,010
Investments at fair value through profit or loss		**347,625**	325,903
Deferred tax assets		**4,351**	10,394
		2,777,560	2,697,173
Current assets			
Inventories		**284,549**	262,084
Properties for sale		**488,285**	505,506
Debtors, deposits and prepayments	*9*	**1,271,298**	1,085,006
Amounts due from associates		**26,411**	38,050
Amounts due from jointly controlled entities		**220,021**	184,510
Amounts due from customers for contract work		**395,646**	365,761
Investments at fair value through profit or loss		**1,241,100**	1,123,915
Derivative financial instruments		**42,208**	38,303
Bank balances and cash equivalents		**610,232**	635,412
		4,579,750	4,238,547
Current liabilities			
Creditors, bills payables, deposits and accruals	*10*	**1,205,435**	1,240,872
Unearned insurance premiums-due within one year		**33,088**	39,634
Outstanding insurance claims		**269,366**	285,051
Amounts due to associates		**2,509**	2,423
Amounts due to customers for contract work		**140,399**	136,952
Derivative financial instruments		**9,574**	10,430
Obligations under finance leases-due within one year		**421**	611
Deferred service income		**21,919**	23,330
Provision for taxation		**79,005**	73,721
Bank borrowings		**998,386**	595,211
Other loans		**–**	226
Dividend payable		**83,575**	–
Other payable		**7,412**	7,412
		2,851,089	2,415,873
Net current assets		**1,728,661**	1,822,674
Total assets less current liabilities		**4,506,221**	4,519,847

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Capital and reserves			
Share capital		**348,228**	348,228
Reserves		**2,490,129**	2,372,566
Equity attributable to equity holders of the Company		**2,838,357**	2,720,794
Minority interests		**323,646**	266,897
Total Equity		**3,162,003**	2,987,691
Non-current liabilities			
Other payable		**13,840**	13,840
Unearned insurance premiums-due over one year		**14,180**	14,764
Obligations under finance leases-due over one year		**198**	343
Deferred taxation		**103,207**	102,750
Bank borrowings		**779,025**	1,399,066
Other loans		**–**	1,393
Convertible bonds		**433,768**	–
		1,344,218	1,532,156
Total equity and non-current liabilities		**4,506,221**	4,519,847

NOTES

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools and equipment and furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 10% to 40% with initial charge of 10% or 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives from 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs, Amendments and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective.

The adoption of new HKFRSs has resulted in changes to the Group's accounting policies in the following area that had no material effect on how the results for the current or prior accounting periods have been prepared and presented:

Financial guarantee contracts

In the current period, the Group has applied HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts" which is effective for annual period beginning on or after 1st January, 2006.

A financial guarantee contract is defined by HKAS 39 "Financial instruments: Recognition and Measurement" as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

The Group acts as the issuer of the financial guarantee contracts

Prior to 1st April, 2006, financial guarantee contracts were not accounted for in accordance with HKAS 39 and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provision, Contingent Liabilities and Contingent Assets"; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue". The adoption of new HKFRS had no material effect on how the results for the current or prior periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC)–INT 8	Scope of HKFRS 2[2]
HK(IFRIC)–INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC)–INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st May, 2006.
[3] Effective for annual periods beginning on or after 1st June, 2006.
[4] Effective for annual periods beginning on or after 1st November, 2006.

3. Turnover

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:

(a) By business segment

For the six months ended 30th September, 2006

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,454,089	270,734	180,575	259,798	389,311	2,554,507
Inter-segment sales	(143)	(11,322)	(23,531)	(8,054)	(3,011)	(46,061)
External sales	1,453,946	259,412	157,044	251,744	386,300	2,508,446
RESULTS						
Segment results	103,723	68,160	55,981	5,999	23,039	256,902
Unallocated corporate expenses						(4,296)
Interest income						7,080
Operating profit						259,686
Share of results of associates	663	–	–	–	(2,366)	(1,703)
Share of results of jointly controlled entities	590	–	(1,607)	–	–	(1,017)
Finance costs						(57,197)
Profit before taxation						199,769
Income tax expenses						(26,751)
Profit for the period						173,018

For the six months ended 30th September, 2005

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,222,057	548,530	419,359	296,408	304,231	2,790,585
Inter-segment sales	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
External sales	1,221,920	532,884	396,550	291,845	301,399	2,744,598
RESULTS						
Segment results	93,969	68,696	144,469	10,927	22,217	340,278
Unallocated corporate expenses						(5,451)
Interest income						9,163
Operating profit						343,990
Share of results of associates	810	–	–	(45)	(3,000)	(2,235)
Share of results of jointly controlled entities	394	–	(468)	–	–	(74)
Finance costs						(34,229)
Profit before taxation						307,452
Income tax expenses						(83,414)
Profit for the period						224,038

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

(b) By geographical segment

	Turnover	
	Six months ended 30th September,	
	2006	2005
	HK$'Million	*HK$'Million*
Hong Kong	**1,518**	1,721
Mainland China	**65**	326
Singapore	**71**	83
Thailand	**37**	34
Canada	**225**	186
U.S.A.	**54**	52
Europe	**272**	189
Macau	**206**	67
Australia	**58**	77
Others	**2**	10
	2,508	2,745

4. Other income

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest income	**24,344**	33,990
Interest income from associates and jointly controlled entities	**1,359**	910
Exchange gain	**4,162**	12,789
Unrealised fair value gain of investments at fair value through profit or loss	**24,026**	17,139
License and royalties income	**7,408**	7,396

5. Profit before taxation

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging/(crediting):		
Cost of inventories recognised as expenses	**567,763**	583,281
Depreciation on property, plant and equipment	**43,302**	53,090
Staff costs, including directors' emoluments	**440,487**	354,058
Less: Amount capitalised to contract work	**(64,925)**	(29,264)
	375,562	324,794
Operating lease payment in respect of leasing of:		
Premises	**43,658**	20,030
Others	**8,042**	3,507

6. Income tax expenses

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Current tax		
Hong Kong	**14,151**	20,948
Overseas	**11,318**	32,944
Deferred taxation	**1,282**	29,522
	26,751	83,414

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. **Dividend**

	Six months ended 30th September, 2006 *HK$'000*	2005 *HK$'000*
Interim dividend of HK20 cents (2005: HK20 cents) per share	**55,716**	55,716
Special dividend of HK$ Nil (2005: HK18 cents) per share	**–**	50,145
	55,716	105,861

On 8th December, 2006, the Board of Directors declared an interim dividend of HK20 cents per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated balance sheet, but will be reflected as an appropriation of retained earnings for the year ended 31st March, 2007.

A 2006 final dividend of HK30 cents (2005: HK25 cents) per ordinary share, totally HK$83,575,000 (2005: HK$69,646,000), was approved at the annual general meeting held on 28th September, 2006 and paid in October 2006. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2006.

8. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September, 2006 *HK$'000*	2005 *HK$'000*
Earnings for the purposes of basic earnings per share	**160,192**	196,341
Finance cost on convertible bonds	**4,147**	–
Earnings for the purposes of diluted earnings per share	**164,339**	196,341

	Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	**278,582,000**	278,582,000
Effect of dilutive potential ordinary shares: convertible bonds	**14,710,000**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**293,292,000**	278,582,000

9. **Debtors, deposits and prepayments**

Included in debtors, deposits and prepayment are trade debtors of HK$747,868,000 (31st March, 2006: HK$525,342,000).

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0-60 days	**591,672**	436,092
61-90 days	**54,189**	33,989
Over 90 days	**102,007**	55,261
Total	**747,868**	525,342

The carrying amounts of the Group's trade and other debtors at 30th September, 2006 approximate to their fair values.

10. **Creditors, bills payables, deposits and accruals**
Included in creditors, bills payables, deposits and accruals are trade creditors and bills payables of HK$313,128,000 (31st March, 2006: HK$368,267,000).

The ageing analysis of trade creditors and bills payables is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0-60 days	**244,556**	281,300
61-90 days	**19,749**	7,834
Over 90 days	**48,823**	79,133
Total	**313,128**	368,267

The carrying amounts of the Group's trade creditors, bills payables and other creditors at 30th September, 2006 approximate to their fair values.

11. **Comparative figures**
Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.20 (2005: HK$0.20 and a special dividend of HK$0.18) per share for the six months ended 30th September, 2006 payable on Tuesday, 9th January, 2007 to shareholders whose names appear on the Register of Members of the Company on Friday, 5th January, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 3rd January, 2007 to Friday, 5th January, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 2nd January, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2006, the Group's turnover and profit dropped slightly when compared with the corresponding period last year. Increased finance cost, additional development costs incurred in exploring new markets and products in the pipe technology business, and the absence of profits like that derived from a property sales transaction in the same period last year were the reasons for the setback in overall performance. The Group's turnover decreased by 9% to HK$2,508 million from HK$2,745 million in the last corresponding period and profit attributable to equity holders of the Company decreased by 18% to HK$160 million from HK$196 million. Excluding the Shanghai property sales recorded in the first half of last year which had a net profit after tax of HK$40 million, the Group's performance of the current period is slightly better than that of the same period last year and the second half of last year.

Construction and Engineering

During the period under review, turnover of this sector increased by 19% to HK$1,454 million from last year's HK$1,222 million, mainly due to the increase in business volume in the environmental engineering division and the Macau project undertakings by the electrical and mechanical ("E&M") engineering division. Major projects on hand in Macau included supply and installation of lifts and escalators and E&M works for the Galaxy Resort and Casino in Cotai City. Air conditioning works for Wynn Resorts Phase I in Macau were completed in September this year.

The segment's overall profit however increased by only 10% as a result of keen competition in the lifts and escalators market and the aluminium windows and curtain wall business. The overall performance of pipe technology business was less than satisfactory. The overall results in Europe improved, but the growth in Asian countries was slower-than-expected. The performance of the division was also affected by the additional costs incurred in developing new products and exploring new market such as the US.

Insurance and Investment

During the period under review, turnover of the segment decreased from HK$533 million to HK$259 million while profit remained at the same level as the last corresponding period at approximately HK$68 million. The segmental profit came entirely from investment return with the insurance underwriting business adversely affected by keen market competition. The Group has a well-balanced investment portfolio spreading across equity, fixed income and structured deposits. The management will continue to maintain such a balanced approach so as to generate stable income and capture reasonable medium to long-term returns.

Property and Hotel

Turnover and profit of this segment declined to HK$157 million and HK$56 million. The 60% decrease was, as mentioned, against the inclusion of HK$254 million in turnover and HK$40 million in profit from the disposal of part of the units in Chevalier Place Shanghai in the same period last year. If the disposal of property last year was excluded, the results of this division derived from sales and rental of investment properties, property management and hotel operations remained steady.

Capacity of the Group's 18-storey cold storage warehouse in Kwai Chung was continuously taken up satisfactorily during the period. As the Hong Kong economy improves, consumption demand has also increased and that benefited our cold storage business during the review period. Anticipating continuous growth in demand for cold storage space, it expects to see increase in net profit contribution from this line of business in the second half year.

After the acquisition of 44% interest in a residential property project in the Beijing Feng Rui Residential area last year, the Group continued smoothly the real estate projects it has in Shenzhen and Chengdu during the period under review. On the other hand, the Group also disposed of its development project in Dongguan. The total proceeds of HK$45 million and the gain so realized will be booked in the second half of the financial year.

IT, Food & Beverage and Others

During the period under review, profit of the IT business decreased from HK$11 million to HK$6 million. Keen market competition, delay in the introduction of new operating system for notebook computers and the recall of defective notebook computer batteries were what squeezed profit.

During the period, Pacific Coffee achieved steady turnover and operating profit in line with expectation and the improvement in segment results was restricted by a loss generated from the operations in China, an inevitable upfront investment cost for entering into the new market. For Hong Kong and Singapore, the segment results actually improved by over 50%, which was in line with the turnover growth. Pacific Coffee continues to develop in Hong Kong, Singapore, Shanghai, Beijing and Chengdu, bringing the total store number to 61 compared to 49 last September.

Subsequent to the period end, the Group entered into an agreement to acquire the entire issued share capital of Sinochina Enterprises Limited ("SEL"). SEL is the holding company of Igor's, one of Hong Kong's fastest growing food and beverage management companies. Total consideration will not exceed HK$200 million. Igor's established its first restaurant in 1998 and now operates 20 outlets. Its restaurants including "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris", at various prime dining destinations such as Lan Kwai Fong, Soho, Knutsford Terrace and Stanley in Hong Kong, offer a wide variety of international cuisines, ranging from traditional French to casual fast food. Igor's also operates popular bars and restaurants-"Stormies", "The Cavern", "Swindlers" and "Typhoon"-in the premier entertainment districts of Lan Kwai Fong and Wanchai, where their resident bands offer live music entertainment.

PROSPECTS

The Chinese economy continues to boom with real GDP growing at 10.4% year-on-year in the third quarter of 2006. However, with the PRC government continuing to introduce measures to curb new investments and cool the economy, growth of the economy may turn moderate. In the US, economic activities also slowed down to a moderate rate after the US government appeared to tighten its monetary policy. In Hong Kong, the economy continues on the up trend in 2006/07 for the fourth year, but there have been signs of growth slowing down at the impact of declining net export, high oil price and rising global interest rates hindering external demand.

The Group's overall performance also appears to be going into the cyclical slowdown after years of consecutive strong recovery. However, the management believes that with the Group's strong cash base coupled with the fund raised by the issuance of convertible bond and prudent investment strategy, the Group is well positioned to seize opportunities at the right time. Encouragingly, domestic demand in Hong Kong remains robust as reflected in the strong growth of our food and beverage business in Hong Kong and Singapore. Riding on and combining Igor's creative food and beverage concepts with Pacific Coffee's strong retail and brand presence, the Group will continue to capture the fast growing and Western lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

Although the pipe technology business experienced setback in the period under review, with production facilities in Belgium, Germany, China and Australia, the segment is able to service customers in all parts of the world. Having secured the first NSF approvals for NordiTube rehabilitation products in the drinking water market of the US is a big step achieved by the Group, opening for it the possibility of appealing to different markets in Europe and the US. The Group will seek to the improvement in operational efficiency of the work platform of the business with the aim of generating the long-term growth.

Provided that its several property development projects in various PRC cities progress smoothly and sentiment in the China real estate market continues to be favourable, the Group expects to record recurring sizeable revenues from property sales giving it a stable source of income in the next few years.

FINANCIAL REVIEW

As at 30th September, 2006, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$2,838 million (HK$2,721 million as at 31st March, 2006), an increase of HK$117 million or 4.3% when compared with 2006.

As at 30th September, 2006, the Group's bank and other borrowings amounted to HK$2,211 million (HK$1,997 million as at 31st March, 2006). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$958 million (HK$961 million as at 31st March, 2006) and net borrowings amounted to HK$1,253 million (HK$1,036 million as at 31st March, 2006). Included in the borrowings are 2.125% convertible bonds of HK$450 million issued on July 2006, which helped to the Company to enjoy a lower interest coupon before maturity or redemption.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2006, the Group employed approximately 4,500 full time staff globally. Total staff costs amounted to approximately HK$440 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2006 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 8th December, 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Dr Chow Ming Kuen, Joseph, Mr Li Kwok Heem, John and Mr Sun Kai Dah, George.

website: *http://www.chevalier.com*

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

MAJOR TRANSACTION AND RESUMPTION OF TRADING

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

On 25 November 2006, CiTL entered into the Agreement with the Vendor to acquire, in two tranches, a total of 100 shares in SEL, representing the entire issued share capital of SEL. Details of the Agreement are set out below.

Pursuant to the Agreement, CiTL will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or CiTL (if CiTL offers more favourable terms of finance) for the capital expenditure of new outlets.

The Acquisition, when aggregated with the Purchaser's Loan of HK$3.5 million and the Additional Borrowing of up to HK$11.5 million (if provided by CiTL), constitutes a major transaction for CiTL. CiTL has received a written approval in respect of the Acquisition from CIHL, which together with Firstland Company Limited, a wholly-owned subsidiary of CIHL, hold approximately 54.8% of the issued share capital of CiTL as at the date of this announcement. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting if CiTL were to convene a general meeting to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its associates do not have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL to be held for its shareholders to approve the Acquisition is not required. A circular containing further details of the Agreement and financial information relating to CiTL and SEL Group (including the accountant's report and pro forma financial information) will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing (if provided by CiTL), constitutes a discloseable transaction for CIHL under the Listing Rules. Given the Board of CIHL considers that the Acquisition is not price-sensitive to CIHL and the Acquisition only constitutes a discloseable transaction for CIHL which does not require suspension of trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension of trading in CIHL's shares. A circular containing further information in respect of the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 27 November 2006 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Friday, 1 December 2006.

THE AGREEMENT DATED 25 NOVEMBER 2006

1. Parties

Purchaser: CiTL

Vendor: Sinochina Pacific Limited, a company incorporated in the BVI with limited liability in which Mr. Lenz owns 51.76% of its issued share capital. Sinochina Pacific Limited is an investment holding company.

To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its beneficial shareholders (i) are independent of the CiTL and CIHL and their respective connected persons, and are not connected persons of CiTL and CIHL; and (ii) are neither the same as nor associated with the parties to the agreement in respect of the acquisition of Pacific Coffee (as described below).

2. Asset to be acquired

The Sale Shares, being 100 ordinary shares of SEL, representing the entire issued share capital of SEL.

The Sale Shares will be acquired by CiTL in two tranches. Tranche I involves the acquisition of 49 ordinary shares of SEL and Tranche II involves the acquisition of 51 ordinary shares of SEL.

SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets. SEL Group currently operates 20 outlets in Hong Kong. Further information on SEL Group is set out in the section headed "Information on SEL Group" below.

3. Consideration and payment terms

The Consideration (subject to adjustment), including the considerations for Tranche I and Tranche II, shall be determined as follows and in any event not exceed HK$200 million in aggregate:

(a) Consideration for Tranche I

The purchase price for the first 25% of Tranche I will be valued at:
(4.5 x actual Normalized 2006 EBITDA) x 25%

The purchase price for the second 24% of Tranche I will be valued according to the following formula:

M x audited 2007 EBITDA x 24%, where M will be determined as follows:

If the audited 2007 EBITDA is:

(i) less than or equal to HK$23.0 million,	M = 4.5.
(ii) greater than HK$23.0 million but less than HK$26.0 million,	M = 5.0.
(iii) equal to or greater than HK$26.0 million,	M = 5.5.

(b) Consideration for Tranche II

The purchase price for Tranche II will be valued according to the following formula:

P x audited 2008 EBITDA x 51%, where P will be determined as follows:

If the audited 2008 EBITDA is:

(i) less than or equal to HK$25.0 million,	P = 4.5.
(ii) greater than HK$25.0 million but less than HK$30.0 million,	P = 5.0.
(iii) equal to or greater than HK$30.0 million,	P = 5.5.

If in any one year there is a loss incurred (resulting in negative audited EBITDA), the consideration calculated for that tranche of shares of SEL, which is determined by reference to the audited EBITDA for such year, shall instead be based on the audited net tangible asset value of SEL Group as reflected in the Audited Accounts for such year. Such revaluation method of the consideration applies to both tranches, to the extent relevant, and in the event of the significant disruption (as explained in sub-paragraph headed "Adjustment for a significant disruption" below) and Second Closing is accelerated pursuant to terms of the Agreement (as explained in sub-paragraph headed "Adjustment in the event that Second Closing is accelerated" below).

The Vendor and CiTL agreed on a two-part Consideration so that the purchase price for (i) the second 24% of Tranche I; and (ii) Tranche II, will be based on the future performance of SEL Group.

The Consideration, including the payment terms, was agreed between CiTL and the Vendor after arm's length negotiations. The Consideration represents 4.5 times the actual Normalized 2006 EBITDA, 4.5 to 5.5 times of the audited 2007 EBITDA and the audited 2008 EBITDA of SEL Group. The consideration for Tranche I shall be paid at First Closing and the consideration for Tranche II shall be paid at Second Closing. The Consideration shall be satisfied in cash and will be financed by the internal resources of the CiTL Group.

The Boards of both CiTL and CIHL are of the view that the Consideration is fair and reasonable after taking into account the 245.8% growth in profit after taxation from 2004 and 2005 of SEL Group as well as the reputation of the outlets operated under SEL Group.

4. Conditions precedent to First Closing

First Closing is conditional on:

(i) completion of the restructuring of SEL Group including formation of SEL and re-organisation such that all the companies in SEL Group shall be beneficially wholly owned subsidiaries of SEL (except for Orchid International Limited);

(ii) CiTL having obtained, in terms satisfactory to it, all consents and approvals as may be required under the Listing Rules (including without limitation any approval by the shareholders of CiTL) in connection with the Agreement and the transactions contemplated thereunder, and CiTL having issued and despatched its shareholders' circular as required by the Listing Rules;

(iii) CiTL having obtained confirmation in writing from each shareholder and director of each company in SEL Group that it has no claim and is not aware of any circumstance which may give rise to a claim against any company in SEL Group;

(iv) provision to CiTL of a pro forma balance sheet of SEL Group as at the month end of the calendar month immediately prior to the month of First Closing and management accounts with profit and loss accounts and balance sheet as at 30 September 2006 and actual profit and loss accounts for the nine months from January to September 2006; and

(v) CiTL having undertaken a due diligence review of the restructuring of SEL Group as anticipated in paragraph (i) above and being satisfied with the review in all respects.

5. First Closing and Second Closing

First Closing shall take place on the third Business Day after the first date on which all the conditions precedent to First Closing have been satisfied or waived. If First Closing has not occurred by the date that is three months after the date of the Agreement, either party may, by notice to the other party, terminate the Agreement, provided that the terminating party is not then in material breach of any of its obligations under the Agreement.

Second Closing shall take place within 21 days after the issue of the Audited Accounts for the year ending 31 December 2008, or such other dates as the parties may agree.

If at any time after First Closing and before Second Closing, (a) the Vendor or Mr. Lenz has committed a deliberate and substantial breach of the Agreement or the Shareholders' Agreement which breach (i) remains uncured for a period of 30 days after notice from CiTL to the Vendor, and (ii) deprives CiTL of a fundamental benefit of any of the agreements or is fundamentally inconsistent with the relationship of trust contemplated by the agreements, or (b) Mr. Lenz has knowingly committed a deliberate and material breach of a restrictive covenant or confidentiality obligation in the Service Agreement or the agreement between Mr. Lenz and CiTL, which breach remains uncured for a period of 30 days after notice from CiTL to the Vendor, and has or will have a material adverse effect on CiTL or SEL Group, CiTL may at its option by notice to the Vendor elect to (i) proceed to First Closing or Second Closing, as the case may be, in so far as reasonably practicable; (ii) postpone First Closing or Second Closing as the case may be, to a date (being a Business Day) falling not more than 10 Business Days after the date set for First Closing or Second Closing; (iii) terminate the Agreement; or (iv) by written notice accelerate Second Closing to a date no earlier than 10 Business Days after the date of breach.

6. Adjustments

(a) Adjustment for a significant disruption

In the event that there is a significant disruption to the economic situation in Hong Kong leading to a significant market downturn for restaurant businesses during the financial year 2008 and the audited 2008 EBITDA of SEL Group is less than 70% of the budgeted 2008 EBITDA (as provided by the Vendor at the beginning of 2008) but positive (i.e. above zero) (if negative, the method of valuation based on net tangible asset value as described above and the payment adjustment as described below shall still apply), the sale and purchase of Tranche II of the Sale Shares shall be completed and paid within 21 days of the issue of the Audited Accounts for the year ending 31 December 2008, but an adjustment payment shall be made within 21 days after the issue of the Audited Accounts for the year ending 31 December 2009. The adjustment payment would be based on the following calculation:

(51% x R x average of audited 2008 and 2009 EBITDA) less consideration for Tranche II, where R will be determined as follows:

If the average audited EBITDA for 2008 and 2009 is:

(i) less than or equal to HK$25.0 million,	R = 4.5.
(ii) greater than HK$25.0 million but less than HK$30.0 million,	R = 5.0.
(iii) equal to or greater than HK$30.0 million,	R = 5.5.

(b) Adjustment in the event that Second Closing is accelerated

In the event that Second Closing is accelerated (under the circumstances described above) to a date prior to the issue of the Audited Accounts for the year ending 31 December 2008, the sale and purchase of Tranche II of the Sale Shares shall be completed and paid in accordance with the following:

Valuation will be based on the most recent set of Audited Accounts that have been issued. Therefore, if at the time of a breach, the Audited Accounts for the year ending 31 December 2007 have been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

T x audited 2007 EBITDA x 51%, where T will be determined as follows:

If the audited 2007 EBITDA is:

(i) less than or equal to HK$23.0 million, T = 4.5.

(ii) greater than HK$23.0 million but less than HK$26.0 million, T = 5.0.

(iii) equal to or greater than HK$26.0 million, T = 5.5.

If the Audited Accounts for the year ending 31 December 2007 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited Normalized 2006 EBITDA x 51%

If the Audited Accounts for the year ending 31 December 2006 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited 2005 EBITDA x 51%

Payment shall be made at Second Closing.

7. The Purchaser's Loan

Pursuant to the Agreement, CiTL will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. The Purchaser's Loan will bear interest, payable semi-annually, at the Hong Kong prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited plus 100 basis points, and will be repaid by SEL Group in six equal semi-annual instalments commencing on the first anniversary of drawdown. The Purchaser's Loan will be secured by assets of SEL Group with a net realisable value of not less than the amount of the Purchaser's Loan. The Purchaser's Loan is expected to be financed by internal resources of CiTL.

8. Additional Borrowing

Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or CiTL (if CiTL offers more favourable terms of finance) for the capital expenditure of new outlets provided that, among others, SEL Group must obtain CiTL's prior written approval of the opening or development of new outlets (save for new outlets agreed with CiTL prior to the date of the Agreement). The Additional Borrowing, if provided, is expected to be financed by internal resources of CiTL or external financing sources to be arranged by CiTL.

9. Other terms

The Vendor also undertakes to CiTL that:

(a) on or before 31 December 2006 or First Closing, whichever is earlier, it shall procure that SEL Group:

(i) sells and completes the sale of the Office for a sum of not less than HK$6.0 million;

(ii) uses the proceeds of sale of the Office to pay the Outstanding Management Bonuses;

(iii) uses the balance of the proceeds of sale of the Office after payment of the Outstanding Management Bonuses, to repay a corresponding portion of the Shareholder Loan; and

(iv) provides evidence satisfactory to CiTL that the above provisions have been fully complied with; and

(b) after First Closing, it shall procure that SEL Group:

(i) repays the Shareholder's Loan and any interest accrued on the principal amount of such loan from 1 November 2005 until the date of payment;

(ii) pays the dividends declared by CL Holdings prior to the date of the Agreement in the amount of HK$5,556,016 to the extent that it remains outstanding and unpaid as at First Closing; and

(iii) repays the various tax loans in full (including all interest and fees) granted by the Shanghai Commercial Bank Ltd under facility letters dated 2 November 2006 in the total principal sum of approximately HK$2.2 million,

out of the operating cash flow of SEL Group. If there is insufficient operating cash flow to pay such sums immediately, such sums shall be repaid as soon as possible thereafter and in any event before 31 December 2007.

ANCILLARY AGREEMENTS

1. The Shareholders' Agreement

Parties: CiTL;
the Vendor;
and SEL.

Principal terms of the Shareholders' Agreement

(a) Board composition

The maximum number of directors of SEL shall be seven. For so long as each of CiTL and the Vendor is a shareholder of SEL, CiTL and the Vendor shall have the right to appoint and remove up to three directors and four directors respectively.

The chairman of the board of SEL shall be appointed by such board and shall not be entitled to a second or casting vote.

(b) Dividend policy

Shareholders of SEL will procure that immediately prior to Second Closing, SEL Group will distribute all available cash generated from the normal operation of the business of SEL Group that is legally available for distribution, provided that no such distribution shall be made to the extent that it would cause the net current operating assets of SEL Group as of Second Closing to be less than zero. To the extent that at Second Closing there is cash generated from the normal operation of the business of SEL Group that would have been distributed to the Shareholders of SEL pursuant to the immediately preceding sentence but for the fact that such cash was not legally available for distribution, the Consideration for Tranche II shall be increased by an amount equal to 51% of the amount of such cash.

(c) Transfer of shares

No shareholder of SEL shall have the right to transfer any of its shares in SEL except in accordance with the provisions of the Shareholders' Agreement.

The Vendor may not transfer any of its shares in SEL except to CiTL at Second Closing in accordance with the Agreement.

CiTL may not transfer any of its shares in SEL to other parties unless it fails to complete Second Closing in which case, it may transfer its shares in SEL to the Vendor in accordance with the Agreement. However, CiTL may at any time transfer any or all of its shares in SEL to a company within CiTL Group provided that the transferee shall execute an instrument satisfactory to the Vendor and agree to be bound by the Shareholders' Agreement, and CiTL shall remain bound to ensure that the transferee performs its obligations under the Shareholders' Agreement.

There is no present intention to appoint Mr. Lenz as a director of CiTL.

2. The agreement between Mr. Lenz and CiTL

Pursuant to the Agreement, in consideration of CiTL agreeing to enter into the Agreement, the Shareholders' Agreement and the Escrow Agreement, Mr. Lenz, as the majority shareholder of the Vendor, undertakes to, among other things, procure due and punctual performance and compliance by the Vendor of its obligations and the giving of undertakings by the minority shareholders of the Vendor in connection with the Acquisition. In particular, Mr. Lenz undertakes that he holds and will continue to hold for the period from First Closing until Second Closing no less than 51% of the issued share capital of the Vendor.

3. The Escrow Agreement

Pursuant to the Agreement, the Escrow Agreement will be entered into among CiTL, the Vendor and the Escrow Agent upon First Closing. On Second Closing, a proportion of the consideration for Tranche II equal to the maximum aggregate liability of the Vendor under the warranties of the Agreement (i.e. HK$10 million) less any Resolved Claim, shall be placed into escrow until the expiry of the one year period following Second Closing. The Escrow Amount shall be held by the Escrow Agent to be used by way of set-off against any Resolved Claim after Second Closing. Consideration for Tranche II shall be reduced by the amount of any Resolved Claim as of Second Closing. The Escrow Agreement shall continue in full force and effect until the Escrow Agreement is terminated or all monies in the Escrow Account have been released in accordance with the Escrow Agreement.

4. The Service Agreement

Pursuant to the Agreement, Mr. Lenz and SEL will enter into a service agreement upon First Closing to employ Mr. Lenz as the chief executive officer of SEL for the purpose of facilitating a smooth transition of SEL Group after the Acquisition.

Pursuant to the terms of the Service Agreement, the employment of Mr. Lenz as the chief executive officer of SEL shall be for a term of two and a half years commencing from First Closing.

INFORMATION ON SEL GROUP

SEL was incorporated in the BVI on 6 September 2006. Pursuant to a restructuring exercise, SEL has become the holding company of the companies now comprising SEL Group (also known under the trade name "Igor's"). The first restaurant was established in 1998 and now there are 20 outlets in operation including, among others, "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley, and Knutsford Terrace in Hong Kong. Igor's restaurants offer a wide variety of international cuisines, ranging from traditional French to casual fast food. In addition, Igor's also operates bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers", and "Typhoon", where their resident bands offer a repertoire of live music entertainment.

Set out below is the audited consolidated financial information of SEL Group (excluding SEL) for the two years ended 31 December 2005 prepared in accordance with the HK GAAP:

	For the year ended 31 December	
	2004	**2005**
	HK$ million	*HK$ million*
	(Restated)	(Audited)
Turnover	81.4	105.8
Profit before taxation and extraordinary item	3.5	9.4
Profit after taxation	2.4	8.3

	As at	
	31 December 2004	**31 December 2005**
	HK$ million	*HK$ million*
	(Restated)	(Audited)
Total assets	30.3	39.1
Net assets	10.7	20.6

After First Closing and before Second Closing, SEL Group will be accounted for as an associated company of CiTL in accordance with the HK GAAP. After Second Closing, SEL Group will become a wholly-owned subsidiary of CiTL and its results will be consolidated into CiTL Group.

REASONS FOR THE ACQUISITION

CiTL completed the acquisition of Pacific Coffee in May 2005. Apart from selling coffees and cold beverages, pastries and coffee-related hardware and supplies at its outlets, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. For the year ended 31 March 2006, Pacific Coffee contributed a 10-month turnover of HK$180 million to CiTL Group. In light of the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, it is disclosed in CiTL's 2005/2006 annual report that the Board of CiTL intends to further develop CiTL Group's food and beverage business to obtain economies of scale and broaden the income stream. CiTL will continue to develop its existing businesses and will further explore investment opportunities in the food and beverage business in Hong Kong and neighbouring regions. The Board of CiTL considers that the Acquisition is in line with CiTL Group's business strategy.

The Acquisition represents an attractive opportunity to CiTL Group as it enables CiTL Group to fortify its food and beverage business. In particular, the Boards of CiTL and CIHL believe that the outlets operated under SEL Group will enable CiTL Group to capture the fast growing and lucrative Western lifestyle food and beverage market in Asia. Furthermore, after the Acquisition, CiTL may leverage on its market knowledge and experience in the food and beverage business and enjoy operational economies of scale.

In view of the above, the respective Boards of CiTL and CIHL (including the independent non-executive directors of CiTL and CIHL) consider the terms of the Acquisition, including the Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and the Acquisition is in the interest of CiTL and CIHL and their respective shareholders as a whole.

OTHER INFORMATION

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services, food and beverage business and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing if provided by CiTL, constitutes a major transaction of CiTL and would normally require shareholders' approval at a general meeting of CiTL. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the holding of a general meeting can be waived. CiTL has received a written approval in respect of the Acquisition from CIHL, which together with Firstland Company Limited, a wholly-owned subsidiary of CIHL, hold approximately 54.8% of the issued share capital of CiTL as at the date of this announcement. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting if CiTL were to convene a general meeting to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its associates do not have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL to be held for its shareholders to approve the Acquisition is not required. A circular containing further details on the Agreement and financial information on SEL Group and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing if provided by CiTL, constitutes a discloseable transaction of CIHL under the Listing Rules. Given the Board of CIHL considers that the Acquisition is not price-sensitive to CIHL and the Acquisition only constitutes a discloseable transaction for CIHL which does not require suspension in trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension in trading in CIHL's shares. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as possible.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 27 November 2006 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Friday, 1 December 2006.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the entire issued share capital of SEL
"Additional Borrowing"	an amount up to HK$11.5 million which may be borrowed by SEL Group from third parties or CiTL (if CiTL offers more favourable terms of finance) solely for the capital expenditure of new outlets subject to the terms of the Agreement
"Audited Accounts"	the audited consolidated balance sheet of CL Holdings and the audited consolidated profit and loss account of each company in SEL Group, for the relevant financial year and all notes thereto and the auditors and the directors' reports relating to such accounts
"Agreement"	the share purchase agreement regarding all the shares of SEL dated 25 November 2006 entered into between CiTL and the Vendor
"Board"	the board of directors

"Business Day"	a day (other than a Saturday or Sunday) on which banks are general open for banking business in Hong Kong
"BVI"	the British Virgin Islands
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 54.8%-owned subsidiary of CIHL
"CiTL Group"	CiTL and its subsidiaries
"CL Holdings"	CL Holdings Limited, a company incorporated in Hong Kong with limited liability, the holding company of all the issued share capital in each of the companies in SEL Group (except SEL and Orchid International Limited)
"Consideration"	the consideration for the sale and purchase of the Sale Shares
"EBITDA"	the earnings (excluding non-cash and extraordinary earnings and losses) before interest, tax, depreciation and amortization
"Escrow Agent"	Deacons, the legal adviser to CiTL in respect of the Acquisition
"Escrow Account"	the interest-bearing account to be opened by the Escrow Agent with a licensed bank in Hong Kong for the purposes of the Escrow Agreement
"Escrow Agreement"	the escrow agreement to be entered into among CiTL, the Vendor and the Escrow Agent upon First Closing
"Escrow Amount"	the escrow amount(s) from time to time to be deposited into the Escrow Account in accordance with the terms of the Agreement
"First Closing"	completion of the sale and purchase of Tranche I of the Sale Shares pursuant to the terms of the Agreement
"HK GAAP"	generally accepted accounting principles applicable in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Management Bonuses"	remuneration payments accruing to the management of SEL Group in respect of their performance attributable to periods prior to 1 January 2006, comprising of (i) management bonuses paid between the period from 1 January 2006 to 31 October 2006 in the amount of $1,389,000 (the "2006 Management Bonuses"); and (ii) unpaid management bonuses in the amount of $2,514,535.06 as at 31 October 2006 (the "Outstanding Management Bonuses")

"Mr. Lenz"	Mr. Christopher James Lenz, the majority shareholder of the Vendor holding 51.76% of the Vendor's issued share capital
"Normalized 2006 EBITDA"	EBITDA for 2006 before deduction of payments made or accrued in respect of the 2006 Management Bonuses and without taking into consideration (i) the accounts of the outlet "Peel" at UG/F, 21 Elgin Street, Central, Hong Kong, (ii) gain from the sale of the warehouse located at Kwai Chung, New Territories and (ii) gain from the sale of the Office
"Office"	the head office premises of SEL Group at 5/F New India House, 52 Wyndham Street, Hong Kong
"Purchaser's Loan"	the loan up to HK$3.5 million to be advanced by CiTL to SEL Group at any time after First Closing for the capital expenditure of SEL Group
"Resolved Claim"	a claim by CiTL for the breach of any warranties (including representation, warranty and undertaking contained in the Agreement) which (a) has been agreed by the Vendor and CiTL or (b) in respect of which final judgment is awarded in favour of CiTL by the courts of any competent jurisdiction (for these purposes, a final judgment shall be a judgment in respect of which all applicable rights of appeal have been exhausted); and a claim being "Resolved" shall be construed accordingly
"Sale Shares"	100 ordinary shares in SEL, being the entire issued share capital of SEL
"Second Closing"	completion of the sale and purchase of Tranche II of the Sale Shares pursuant to the terms of the Agreement
"Service Agreement"	the service agreement to be entered between SEL and Mr. Lenz upon First Closing
"SEL"	Sinochina Enterprises Limited, a company incorporated in the BVI with limited liability
"SEL Group"	CL Holdings and each of its subsidiaries before First Closing and SEL and each of its subsidiaries after First Closing
"Shareholders' Agreement"	the shareholders' agreement to be entered into among CiTL, the Vendor and SEL upon First Closing
"Shareholders' Loan"	the amount of (i) HK$5,708,726 owed by CL Holdings to Asset Finance Limited as at 31 October 2006 plus (ii) any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tranche I"	the sale and purchase of 49 ordinary shares in SEL constituting 49% of the entire issued share capital of SEL as at the date of First Closing
"Tranche II"	the sale and purchase of 51 ordinary shares in SEL constituting 51% of the entire issued share capital of SEL as at the date of Second Closing

"Vendor"	Sinochina Pacific Limited, a company incorporated in the BVI with limited liability
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 1 December 2006

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 025)

INTERIM REPORT 2006-2007

INTERIM RESULTS

The Directors of Chevalier International Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2006, together with the comparative figures for the corresponding period in 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
		2006	2005
	Notes	***HK$'000***	*HK$'000*
Turnover	*3*	**2,508,446**	2,744,598
Cost of sales		**(2,094,513)**	(2,277,155)
Gross profit		**413,933**	467,443
Other income	*4*	**84,745**	83,048
Distribution costs		**(161,996)**	(137,631)
Administrative expenses		**(55,693)**	(49,119)
Other expenses		**(21,303)**	(19,751)
Operating profit		**259,686**	343,990
Share of results of associates		**(1,703)**	(2,235)
Share of results of jointly controlled entities		**(1,017)**	(74)
Finance costs		**(57,197)**	(34,229)
Profit before taxation	*5*	**199,769**	307,452
Income tax expenses	*6*	**(26,751)**	(83,414)
Profit for the period		**173,018**	224,038
Attributable to:			
Equity holders of the Company		**160,192**	196,341
Minority interests		**12,826**	27,697
		173,018	224,038
Dividend	*7*	**55,716**	105,861
Earnings per share	*8*		
Basic		**57.5 cents**	70.5 cents
Diluted		**56.0 cents**	70.5 cents
Dividend per share			
Interim		**20 cents**	20 cents
Special		**N/A**	18 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Non-current assets			
Investment properties	9	**473,804**	469,693
Property, plant and equipment	9	**714,458**	688,640
Prepaid lease payments		**457,111**	461,708
Goodwill		**212,540**	212,540
Other intangible asset		**152,675**	151,958
Interests in associates		**41,901**	31,011
Interests in jointly controlled entities		**234,810**	231,316
Available-for-sale investments		**138,285**	114,010
Investments at fair value through profit or loss		**347,625**	325,903
Deferred tax assets		**4,351**	10,394
		2,777,560	2,697,173
Current assets			
Inventories		**284,549**	262,084
Properties for sale		**488,285**	505,506
Debtors, deposits and prepayments	*10*	**1,271,298**	1,085,006
Amounts due from associates		**26,411**	38,050
Amounts due from jointly controlled entities		**220,021**	184,510
Amounts due from customers for contract work		**395,646**	365,761
Investments at fair value through profit or loss		**1,241,100**	1,123,915
Derivative financial instruments		**42,208**	38,303
Bank balances and cash equivalents		**610,232**	635,412
		4,579,750	4,238,547

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*
As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Current liabilities			
Creditors, bills payables, deposits and accruals	11	**1,205,435**	1,240,872
Unearned insurance premiums-due within one year		**33,088**	39,634
Outstanding insurance claims		**269,366**	285,051
Amounts due to associates		**2,509**	2,423
Amounts due to customers for contract work		**140,399**	136,952
Derivative financial instruments		**9,574**	10,430
Obligations under finance leases-due within one year		**421**	611
Deferred service income		**21,919**	23,330
Provision for taxation		**79,005**	73,721
Bank borrowings		**998,386**	595,211
Other loans		–	226
Dividend payable		**83,575**	–
Other payable		**7,412**	7,412
		2,851,089	2,415,873
Net current assets		**1,728,661**	1,822,674
Total assets less current liabilities		**4,506,221**	4,519,847
Capital and reserves			
Share capital	12	**348,228**	348,228
Reserves		**2,490,129**	2,372,566
Equity attributable to equity holders of the Company		**2,838,357**	2,720,794
Minority interests		**323,646**	266,897
Total Equity		**3,162,003**	2,987,691
Non-current liabilities			
Other payable		**13,840**	13,840
Unearned insurance premiums-due over one year		**14,180**	14,764
Obligations under finance leases-due over one year		**198**	343
Deferred taxation		**103,207**	102,750
Bank borrowings		**779,025**	1,399,066
Other loans		–	1,393
Convertible bonds	13	**433,768**	–
		1,344,218	1,532,156
Total equity and non-current liabilities		**4,506,221**	4,519,847

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2006 (unaudited)

	Equity attributable to equity holders of the Company									
	Share capital *HK$'000*	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At 1st April, 2006	348,228	417,860	327,875	7,526	849	37,911	1,580,545	2,720,794	266,897	2,987.691
Exchange gain on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	31,425	-	31,425	2,613	34,038
Change in fair value of available-for-sale investments	-	-	-	-	9,754	-	-	9,754	-	9,754
Profit for the period	-	-	-	-	-	-	160,192	160,192	12,826	173,018
Total recognised income and expenses for the period	-	-	-	-	9,754	31,425	160,192	201,371	15,439	216,810
Final dividend for 2006 paid	-	-	-	-	-	-	(83,575)	(83,575)	-	(83,575
Dividend paid to minority sharesholders	-	-	-	-	-	-	-	-	(3,569)	(3,569
Dilution of interest in a subsidiary	-	-	4,727	-	-	-	(4,960)	(233)	233	-
Placement of new share of a subsidiary to minority shareholders	-	-	-	-	-	-	-	-	44,646	44,646
At 30th September, 2006	348,228	417.860	332,602	7,526	10,603	69,336	1,652,202	2,838,357	323,646	3,162,003

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For the six months ended 30th September, 2005 (unaudited)

	Equity attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2005	348,228	417,860	327,875	7,526	(79)	22,547	1,425,079	2,549,036	290,755	2,839,791
Exchange loss on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	(3,663)	-	(3,663)	880	(2,783)
Profit for the period	-	-	-	-	-	-	196,341	196,341	27,697	224,038
Total recognised income and expenses for the period	-	-	-	-	-	(3,663)	196,341	192,678	28,577	221,255
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(924)	(924)
Final dividend for 2005 paid	-	-	-	-	-	-	(69,646)	(69,646)	-	(69,646)
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	-	-	(42,042)	(42,042)
Capital contribution from minority shareholders	-	-	-	-	-	-	-	-	1,999	1,999
At 30th September, 2005	348,228	417,860	327,875	7,526	(79)	18,884	1,551,774	2,672,068	278,365	2,950,433

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2006

	Unaudited Six months ended 30th September,	
		(restated)
	2006	2005
	HK$'000	*HK$'000*
Net cash (used in)/from operating activities	**(210,733)**	103,343
Net cash used in investing activities	**(77,163)**	(151,359
Net cash used in financing activities	**(180,993)**	(114,587
Net cash from issuing convertible bonds	**434,250**	–
Decrease in cash and cash equivalents and bank overdraft	**(34,639)**	(162,603
Cash and cash equivalents and bank overdraft at beginning of period	**634,250**	1,015,852
Effect of foreign exchange rate changes	**10,621**	(1,547
Cash and cash equivalents and bank overdraft at end of period	**610,232**	851,702
Bank overdraft	–	7,039
Cash and cash equivalents	**610,232**	858,741

NOTES

1. **Basis of preparation and accounting policies**

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **Principal accounting policies**

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 10% to 40% with initial charge of 10% or 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives of 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs, Amendments and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective.

The adoption of new HKFRSs has resulted in changes to the Group's accounting policies in the following area that had no material effect on how the results for the current or prior accounting periods have been prepared and presented:

Financial guarantee contracts

In the current period, the Group has applied HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts" which is effective for annual period beginning on or after 1st January, 2006.

A financial guarantee contract is defined by HKAS 39 "Financial instruments: Recognition and Measurement" as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

The Group acts as the issuer of the financial guarantee contracts

Prior to 1st April, 2006, financial guarantee contracts were not accounted for in accordance with HKAS 39 and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provision, Contingent Liabilities and Contingent Assets"; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue". The adoption of new HKFRS had no material effect on how the results for the current or prior periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

NOTES *(Continued)*

2. Principal accounting policies *(Continued)*

***The Group acts as the issuer of the financial guarantee contracts** (Continued)*

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC)-INT 8	Scope of HKFRS 2[2]
HK(IFRIC)-INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC)-INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st May, 2006.
[3] Effective for annual periods beginning on or after 1st June, 2006.
[4] Effective for annual periods beginning on or after 1st November, 2006.

3. Turnover

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:

(a) By business segment

For the six months ended 30th September, 2006

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information and communication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,454,089	270,734	180,575	259,798	389,311	2,554,507
Inter-segment sales	(143)	(11,322)	(23,531)	(8,054)	(3,011)	(46,061)
External sales	1,453,946	259,412	157,044	251,744	386,300	2,508,446
RESULTS						
Segment results	103,723	68,160	55,981	5,999	23,039	256,902
Unallocated corporate expenses						(4,296)
Interest income						7,080
Operating profit						259,686
Share of results of associates	663	–	–	–	(2,366)	(1,703)
Share of results of jointly controlled entities	590	–	(1,607)	–	–	(1,017)
Finance costs						(57,197)
Profit before taxation						199,769
Income tax expenses						(26,751)
Profit for the period						173,018

NOTES *(Continued)*

3. Segment information *(Continued)*

***(a) By business segment** (Continued)*

For the six months ended 30th September, 2005

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	1,222,057	548,530	419,359	296,408	304,231	2,790,585
Inter-segment sales	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
External sales	1,221,920	532,884	396,550	291,845	301,399	2,744,598
RESULTS						
Segment results	93,969	68,696	144,469	10,927	22,217	340,278
Unallocated corporate expenses						(5,451)
Interest income						9,163
Operating profit						343,990
Share of results of associates	810	–	–	(45)	(3,000)	(2,235)
Share of results of jointly controlled entities	394	–	(468)	–	–	(74)
Finance costs						(34,229)
Profit before taxation						307,452
Income tax expenses						(83,414)
Profit for the period						224,038

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

NOTES *(Continued)*

3. Segment information *(Continued)*

(b) By geographical segment

	Turnover Six months ended 30th September,	
	2006	2005
	HK$'Million	*HK$'Million*
Hong Kong	**1,518**	1,721
Mainland China	**65**	326
Singapore	**71**	83
Thailand	**37**	34
Canada	**225**	186
U.S.A.	**54**	52
Europe	**272**	189
Macau	**206**	67
Australia	**58**	77
Others	**2**	10
	2,508	2,745

4. Other income

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest income	**24,344**	33,990
Interest income from associates and jointly controlled entities	**1,359**	910
Exchange gain	**4,162**	12,789
Unrealised fair value gain of investments at fair value through profit or loss	**24,026**	17,139
License and royalties income	**7,408**	7,396

NOTES *(Continued)*

5. Profit before taxation

	Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Profit before taxation is arrived at after charging/(crediting):		
Cost of inventories recognised as expenses	567,763	583,281
Depreciation on property, plant and equipment	43,302	53,090
Staff costs, including directors' emoluments	440,487	354,058
Less: Amount capitalised to contract work	(64,925)	(29,264)
	375,562	324,794
Operating lease payment in respect of leasing of:		
Premises	43,658	20,030
Others	8,042	3,507

6. Income tax expenses

	Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Current tax		
Hong Kong	14,151	20,948
Overseas	11,318	32,944
Deferred taxation	1,282	29,522
	26,751	83,414

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. Dividend

	Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Interim dividend of HK20 cents (2005: HK20 cents) per share	55,716	55,716
Special dividend of HK$ Nil (2005: HK18 cents) per share	–	50,145
	55,716	105,861

NOTES *(Continued)*

7. Dividend *(Continued)*

On 8th December, 2006, the Board of Directors declared an interim dividend of HK20 cents per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31st March, 2007.

A 2006 final dividend of HK30 cents (2005: HK25 cents) per ordinary share, totally HK$83,575,000 (2005: HK$69,646,000), was approved at the annual general meeting held on 28th September, 2006 and paid in October 2006. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2006.

8. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Earnings for the purposes of basic earnings per share	**160,192**	196,341
Finance cost on convertible bonds	**4,147**	–
Earnings for the purposes of diluted earnings per share	**164,339**	196,341
	Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	**278,582,000**	278,582,000
Effect of dilutive potential ordinary shares: convertible bonds	**14,710,000**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**293,292,000**	278,582,000

9. Investment properties and property, plant and equipment

For the six months ended 30th September, 2006, the Group acquired property, plant and equipment of HK$60,262,000 (HK$34,760,000 for the six months ended 30th September, 2005) and disposed of property, plant and equipment with a carrying amount of HK$5,217,000 (HK$7,512,000 for the six months ended 30th September, 2005).

The directors have considered the carrying amounts of the Group's investment properties carried at fair values at 30th September, 2006 and have estimated that the carrying amounts did not differ significantly from the fair values at 31st March, 2006. Consequently, no changes in the fair value of investment properties has been recognised in the current period.

NOTES *(Continued)*

10. Debtors, deposits and prepayments

Included in debtors, deposits and prepayment are trade debtors of HK$747,868,000 (31st March, 2006: HK$525,342,000).

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

	As at 30th September, 2006 HK$'000	As at 31st March, 2006 HK$'000
0-60 days	591,672	436,092
61-90 days	54,189	33,989
Over 90 days	102,007	55,261
Total	747,868	525,342

The carrying amounts of the Group's trade and other debtors at 30th September, 2006 approximate to their fair values.

11. Creditors, bills payables, deposits and accruals

Included in creditors, bill payables, deposits and accruals are trade creditors and bills payables of HK$313,128,000 (31st March, 2006: HK$368,267,000).

The ageing analysis of trade creditors and bills payables is as follows:

	As at 30th September, 2006 HK$'000	As at 31st March, 2006 HK$'000
0-60 days	244,556	281,300
61-90 days	19,749	7,834
Over 90 days	48,823	79,133
Total	313,128	368,267

The carrying amounts of the Group's trade creditors, bills payables and other creditors at 30th September, 2006 approximate to their fair values.

12. Share capital

	Number of Ordinary Shares of HK$1.25 each	Nominal Value HK$'000
Authorised :		
At 31st March, 2006 and 30th September, 2006	540,000,000	675,000
Issued and fully paid :		
At 31st March, 2006 and 30th September, 2006	278,582,090	348,228

There was no change in the authorised and issued share capital during the period under review.

NOTES *(Continued)*

13. Convertible bonds

On 26th July, 2006, the Company issued 2.125 per cent. convertible bonds with an aggregate amount of HK$450 million (the "Convertible Bonds"). Each bondholder has the option to convert the Convertible Bonds into shares of the Company of HK$1.25 each at a conversion price of HK$11.20, which is adjusted to HK$10.8369 as a result of the approval for the payment of the final dividend of an amount of HK$0.30 per share for the year ended 31st March, 2006. The adjustment became effective from 25th August, 2006.

Unless previously converted or purchased or redeemed, each Convertible Bond shall be redeemed by the Company at 121.3 per cent. of its principal amount together with accrued interest on 28th July, 2011 (the maturity date of the Convertible Bonds).

On 28th July, 2009 (the "Put Option Date"), the holder of each Convertible Bond will have the right at such holder's option, to require the Company to redeem all or some only of the Convertible Bonds of such holder on the Put Option Date at 113.1 per cent. of their principal amount together with accrued interest to but excluding the redemption date.

The proceeds from the issuance of the Convertible Bonds have to be split into loan and derivative components. On issuance of the Convertible Bonds, the fair value of the derivative component is determined using an option price model; and this amount is carried as a liability until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the loan component and is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is measured at fair value on the issuance date and any subsequent changes in fair value of the derivative component as at the balance sheet date are recognised in the income statement.

The loan and derivative components are shown together as convertible bonds in the consolidated balance sheet of the Company as at the interim balance sheet date.

14. Contingent liabilities

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
Banking facilities granted to associates	**102,734**	110,468

15. Capital commitment

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of		
– investment in jointly controlled entities	**15,674**	15,674
– acquisition of property, plant and equipment	**1,288**	8,642
	16,962	24,316

NOTES *(Continued)*

15. Capital commitment *(Continued)*

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

	As at 30th September, 2006 ***HK$'000***	As at 31st March, 2006 *HK$'000*
Contracted for but not provided	**96,729**	51,306
Authorised but not contracted for	**316,023**	451,290
	412,752	502,596

16. Operating lease

(a) The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows :

	As at 30th September, 2006 ***HK$'000***	As at 31st March, 2006 *HK$'000*
Within one year	**67,806**	56,378
In the second to fifth year inclusive	**78,624**	76,995
Over five years	**7,565**	8,581
	153,995	141,954

Other leases are negotiated and rentals are fixed for an average term of three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental. The above amount of commitment has only included the minimum guaranteed rental.

(b) The Group as lessor

The Group had future minimum lease receivable under non-cancellable operating leases as follows:

	As at 30th September, 2006 ***HK$'000***	As at 31st March, 2006 *HK$'000*
Within one year	**32,179**	27,378
In the second to fifth year inclusive	**20,646**	19,809
	52,825	47,187

The lease terms ranged from one year to five years.

NOTES *(Continued)*

17. Significant related party transactions

(a) The Group made advances to its associates during the period. The advances to these companies are unsecured. Certain advances were subject to interest rate at around 6% per annum. Interest income in respect of those advances received by the Group for the period amounted to HK$608,000. The outstanding balances at 30th September, 2006 are disclosed in the consolidated balance sheet. These advances are repayable on demand except for the loans of RMB5,000,000 (equivalent to HK$4,950,000) to the associates which will mature in May 2007.

(b) During the period, the Group made advances to its jointly controlled entities. The advances are unsecured. As certain advances were subject to interest rate at approximately 6% per annum, the Group received interest income of HK$751,000 in respect of them. The outstanding balances at 30th September, 2006 are disclosed in the consolidated balance sheet. These advances are repayable on demand except for the loans of:

(i) RMB30,000,000 (equivalent to HK$29,700,000), which matured and was settled in November 2006.

(ii) RMB5,000,000 (equivalent to HK$4,950,000), which will mature in February 2007.

18. Subsequent events

On 4th October, 2006, the Group entered into a sale and purchase agreement with independent third party to dispose of the interests in Fairwide Limited ("Fairwide") and Berville Investment Limited ("Berville") and the loans due from Fairwide and Berville to the Group and its jointly controlled partner at an aggregate consideration of HK$91,412,000. Fairwide and Berville are owned as to 50% by the Group, established in Hong Kong with limited liabilities and principally engaged in investment holding.

On 25th November, 2006, the Group entered into an agreement with Sinochina Pacific Limited to acquire, in two tranches, a total of 100 shares in Sinochina Enterprises Limited ("SEL"), representing the entire issued share capital of SEL. The two tranches involve the acquisition of 49 and 51 ordinary shares in SEL constituting respective 49% and 51% of the entire issued share capital of SEL. The total consideration of the two tranches shall in any event not exceed HK$200 million in aggregate. The consideration shall be satisfied in cash and financed by the internal resources of the Group. SEL is engaging in the business of operation of restaurants and other food and beverage outlets in Hong Kong. Further details of the event were contained in the Group's announcement dated 1st December, 2006.

19. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.20 (2005: HK$0.20 and a special dividend of HK$0.18) per share for the six months ended 30th September, 2006 payable on Tuesday, 9th January, 2007 to shareholders whose names appear on the Register of Members of the Company on Friday, 5th January, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 3rd January, 2007 to Friday, 5th January, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 2nd January, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2006, the Group's turnover and profit dropped slightly when compared with the corresponding period last year. Increased finance cost, additional development costs incurred in exploring new markets and products in the pipe technology business, and the absence of profits like that derived from a property sales transaction in the same period last year were the reasons for the setback in overall performance. The Group's turnover decreased by 9% to HK$2,508 million from HK$2,745 million in the last corresponding period and profit attributable to equity holders of the Company decreased by 18% to HK$160 million from HK$196 million. Excluding the Shanghai property sales recorded in the first half of last year which had a net profit after tax of HK$40 million, the Group's performance of the current period is slightly better than that of the same period last year and the second half of last year.

Construction and Engineering

During the period under review, turnover of this sector increased by 19% to HK$1,454 million from last year's HK$1,222 million, mainly due to the increase in business volume in the environmental engineering division and the Macau project undertakings by the electrical and mechanical ("E&M") engineering division. Major projects on hand in Macau included supply and installation of lifts and escalators and E&M works for the Galaxy Resort and Casino in Cotai City. Air conditioning works for Wynn Resorts Phase I in Macau were completed in September this year.

The segment's overall profit however increased by only 10% as a result of keen competition in the lifts and escalators market and the aluminium windows and curtain wall business. The overall performance of pipe technology business was less than satisfactory. The overall results in Europe improved, but the growth in Asian countries was slower-than-expected. The performance of the division was also affected by the additional costs incurred in developing new products and exploring new market such as the US.

Insurance and Investment

During the period under review, turnover of the segment decreased from HK$533 million to HK$259 million while profit remained at the same level as the last corresponding period at approximately HK$68 million. The segmental profit came entirely from investment return with the insurance underwriting business adversely affected by keen market competition. The Group has a well-balanced investment portfolio spreading across equity, fixed income and structured deposits. The management will continue to maintain such a balanced approach so as to generate stable income and capture reasonable medium to long-term returns.

Property and Hotel

Turnover and profit of this segment declined to HK$157 million and HK$56 million. The 60% decrease was, as mentioned, against the inclusion of HK$254 million in turnover and HK$40 million in profit from the disposal of part of the units in Chevalier Place Shanghai in the same period last year. If the disposal of property last year was excluded, the results of this division derived from sales and rental of investment properties, property management and hotel operations remained steady.

Capacity of the Group's 18-storey cold storage warehouse in Kwai Chung was continuously taken up satisfactorily during the period. As the Hong Kong economy improves, consumption demand has also increased and that benefited our cold storage business during the review period. Anticipating continuous growth in demand for cold storage space, it expects to see increase in net profit contribution from this line of business in the second half year.

After the acquisition of 44% interest in a residential property project in the Beijing Feng Rui Residential area last year, the Group continued smoothly the real estate projects it has in Shenzhen and Chengdu during the period under review. On the other hand, the Group also disposed of its development project in Dongguan. The total proceeds of HK$45 million and the gain so realised will be booked in the second half of the financial year.

IT, Food & Beverage and Others

During the period under review, profit of the IT business decreased from HK$11 million to HK$6 million. Keen market competition, delay in the introduction of new operating system for notebook computers and the recall of defective notebook computer batteries were what squeezed profit.

During the period, Pacific Coffee achieved steady turnover and operating profit in line with expectation and the improvement in segment results was restricted by a loss generated from the operations in China, an inevitable upfront investment cost for entering into the new market. For Hong Kong and Singapore, the segment results actually improved by over 50%, which was in line with the turnover growth. Pacific Coffee continues to develop in Hong Kong, Singapore, Shanghai, Beijing and Chengdu, bringing the total store number to 61 compared to 49 last September.

Subsequent to the period end, the Group entered into an agreement to acquire the entire issued share capital of SEL. SEL is the holding company of Igor's, one of Hong Kong's fastest growing

food and beverage management companies. Total consideration will not exceed HK$200 million. Igor's established its first restaurant in 1998 and now operates 20 outlets. Its restaurants including "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris", at various prime dining destinations such as Lan Kwai Fong, Soho, Knutsford Terrace and Stanley in Hong Kong, offer a wide variety of international cuisines, ranging from traditional French to casual fast food. Igor's also operates popular bars and restaurants-"Stormies", "The Cavern", "Swindlers" and "Typhoon"-in the premier entertainment districts of Lan Kwai Fong and Wanchai, where their resident bands offer live music entertainment.

PROSPECTS

The Chinese economy continues to boom with real GDP growing at 10.4% year-on-year in the third quarter of 2006. However, with the PRC government continuing to introduce measures to curb new investments and cool the economy, growth of the economy may turn moderate. In the US, economic activities also slowed down to a moderate rate after the US government appeared to tighten its monetary policy. In Hong Kong, the economy continues on the up trend in 2006/07 for the fourth year, but there have been signs of growth slowing down at the impact of declining net export, high oil price and rising global interest rates hindering external demand.

The Group's overall performance also appears to be going into the cyclical slowdown after years of consecutive strong recovery. However, the management believes that with the Group's strong cash base coupled with the fund raised by the issuance of convertible bond and prudent investment strategy, the Group is well positioned to seize opportunities at the right time. Encouragingly, domestic demand in Hong Kong remains robust as reflected in the strong growth of our food and beverage business in Hong Kong and Singapore. Riding on and combining Igor's creative food and beverage concepts with Pacific Coffee's strong retail and brand presence, the Group will continue to capture the fast growing and Western lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

Although the pipe technology business experienced setback in the period under review, with production facilities in Belgium, Germany, China and Australia, the segment is able to service customers in all parts of the world. Having secured the first NSF approvals for NordiTube rehabilitation products in the drinking water market of the US is a big step achieved by the Group, opening for it the possibility of appealing to different markets in Europe and the US. The Group will seek to the improvement in operational efficiency of the work platform of the business with the aim of generating the long-term growth.

Provided that its several property development projects in various PRC cities progress smoothly and sentiment in the China real estate market continues to be favourable, the Group expects to record recurring sizeable revenues from property sales giving it a stable source of income in the next few years.

FINANCIAL REVIEW

As at 30th September, 2006, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$2,838 million (HK$2,721 million as at 31st March, 2006), an increase of HK$117 million or 4.3% when compared with 2006. Such increase was

mainly attributable to the HK$160 million net profit for the period plus HK$31 million exchange gain on translation of overseas companies' financial statements after deducting the HK$84 million final dividends paid for last year.

As at 30th September, 2006, total debt to equity ratio was 78% (73% as at 31st March, 2006) and net debt to equity ratio was 44% (38% as at 31st March, 2006), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$2,838 million (HK$2,721 million as at 31st March, 2006). The increases of these ratios were mainly attributable to increases in both total and net borrowings to finance the Group's property development projects in the PRC and investment in securities.

As at 30th September, 2006, the Group's bank and other borrowings amounted to HK$2,211 million (HK$1,997 million as at 31st March, 2006). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$958 million (HK$961 million as at 31st March, 2006) and net borrowings amounted to HK$1,253 million (HK$1,036 million as at 31st March, 2006). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued on July 2006, which helped the Company to enjoy a lower interest coupon before maturity or redemption.

With the increase in borrowing and the rise of interest rates during the period, finance costs for the period amounted to HK$57 million, (HK$34 million for the corresponding period last year), an increase of HK$23 million as compared with the previous 6-month period in 2005.

The Group has provided guarantees in respect of banking facilities granted to associates, amounting to HK$102 million. (HK$110 million as at 31st March, 2006).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2006, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

(Continued)

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of ordinary shares: Personal interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	147,738,359*	–	147,738,359	53.03
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* Dr CHOW Yei Ching beneficially owned 147,738,359 shares of the Company, representing approximately 53.03% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Chevalier iTech Holdings Limited ("CiTL")	Beneficial owner and interest of controlled corporation	6,815,854	104,198,933 *	–	111,014,787	58.38
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.26
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.36
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.22
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.24

* Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 104,198,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 147,738,359 shares, representing approximately 53.03% of the issued share capital of the Company.

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company (the "CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). As at 30th September, 2006, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Capacity	Number of shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	147,738,359	–	53.03
MIYAKAWA Michiko	Beneficial owner	147,738,359 *(Note 1)*	–	53.03
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	23,984,034 *(Note 2)*	8.61
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	20,982,146 *(Note 3)*	7.53
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	20,982,146 *(Note 3)*	7.53
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	20,982,146 *(Note 3)*	7.53
Goldman Sachs International	Beneficial owner	–	20,982,146 *(Note 3)*	7.53
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888 *(Note 4)*	–	1.08
Goldman Sachs & Co	Beneficial owner	3,001,888 *(Note 4)*	–	1.08

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES *(Continued)*

Note:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 147,738,359 shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 shares held by Goldman Sachs & Co and the 20,982,146 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July, 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 20,982,146 shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

Save as disclosed above, as at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CiTL at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2006, the Group employed approximately 4,500 full time staff globally. Total staff costs amounted to approximately HK$440 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2006 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 8th December, 2006

website: http://www.chevalier.com

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零六年九月三十日止六個月內未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零六年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零六年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

企業管治常規守則

董事認為，本公司於截至二零零六年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)，惟以下偏離則除外：

根據守則條文A.4.1，非執行董事之委任須有指定任期。現時，非執行董事之委任並無特定任期。然而，根據本公司之細則，彼等須於至少每三年輪值告退一次。因此，本公司認為，已採取足夠措施確保本公司之企業管治常規不會較守則寬鬆。

致謝

本人謹代表董事會藉此機會對管理層及全體員工的努力、堅持及專業態度深表謝意。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零六年十二月八日

網址：http://www.chevalier.com

主要股東之證券權益（續）

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之147,738,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有20,982,146股可換股債券。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有20,982,146股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

除上文所披露者外，於二零零六年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零六年九月三十日，本集團於全球僱用約4,500名全職員工。期內之員工總開支為港幣4.4億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士科技(本公司之附屬公司)股東於二零零二年九月二十日批准另一項購股權計劃(「其士科技計劃」)。其士國際計劃及其士科技計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零六年九月三十日，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。於期初及期結，並無其士國際計劃及其士科技計劃尚未行使之購股權之權益。

主要股東之證券權益

於二零零六年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東姓名	身份	持股份數量	持相關股份數量(本公司衍生股份)	權益概約百分比 (%)
周亦卿	實益擁有人	147,738,359	–	53.03
宮川美智子	實益擁有人	147,738,359 *(附註1)*	–	53.03
The Goldman Sachs Group, Inc.	受控制公司之權益	–	23,984,034 *(附註2)*	8.61
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	20,982,146 *(附註3)*	7.53
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	20,982,146 *(附註3)*	7.53
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	20,982,146 *(附註3)*	7.53
Goldman Sachs International	實益擁有人	–	20,982,146 *(附註3)*	7.53
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888 *(附註4)*	–	1.08
Goldman Sachs & Co	實益擁有人	3,001,888 *(附註4)*	–	1.08

董事及主要行政人員之證券權益(續)

(甲)本公司權益－股份

董事名稱	身份	普通股股份數目 個人權益	家族權益	總數	權益概約百分比 (%)
周亦卿	實益擁有人	147,738,359*	－	147,738,359	53.03
郭海生	實益擁有人	98,216	－	98,216	0.04
馮伯坤	實益擁有人	93,479	－	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	－	29,040	0.01
何宗樑	實益擁有人	40,000	－	40,000	0.01

* *周亦卿博士實益持有147,738,359股本公司股份，佔本公司股份約53.03%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙)相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士科技控股有限公司(「其士科技」)	實益擁有人及受控制公司之權益	6,815,854	104,198,933*	－	111,014,787	58.38
郭海生	其士科技	實益擁有人	2,400,000	－	－	2,400,000	1.26
馮伯坤	其士科技	實益擁有人	2,580,000	－	－	2,580,000	1.36
譚國榮	其士科技	實益擁有人	400,000	－	10,400	410,400	0.22
簡嘉翰	其士科技	實益擁有人	451,200	－	－	451,200	0.24

* *周亦卿博士實益持有147,738,359股本公司股份，佔本公司股份約53.03%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份104,198,933股之權益，周博士並已就此向其士科技作出知會。*

除上文及下文之「購股權計劃」所披露者外，於二零零六年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

4.3%。該增長歸因於應佔期內溢利港幣1.6億元及扣除上年度已支付末期股息港幣8,400萬元後的換算海外公司的財務報告所產生的滙兑收益為港幣3,100萬元。

於二零零六年九月三十日，總債務與資本比率為78%（二零零六年三月三十一日：73%）及淨債務與資本比率為44%（二零零六年三月三十一日：38%），此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣28.38億元（二零零六年三月三十一日：港幣27.21億元）而得出之百分比。該比率增長主要由於總借貸及借貸淨額增加，作為本集團在中國大陸的物業發展項目及證券投資的融資。

於二零零六年九月三十日，本集團之銀行及其他借貸為港幣22.11億元（二零零六年三月三十一日：港幣19.97億元）。現金及銀行結存（包括定期及結構式存款）為港幣9.58億元（二零零六年三月三十一日：港幣9.61億元），而借貸淨額為港幣12.53億元（二零零六年三月三十一日：港幣10.36億元）。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在計入於二零零六年七月發行總值港幣4.5億元的2.125厘可換股債券，本公司在其債券到期或贖回前可享有低息票據。

期內，由於借貸增加及利率上升，財務費用為港幣5,700萬元（去年同期：港幣3,400萬元），與二零零五年前六個月比較增加港幣2,300萬元。

本公司提供公司擔保，作為授予聯營公司之銀行擔保總值港幣1.02億元（二零零六年三月三十一日：港幣1.1億元）。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

董事及主要行政人員之證券權益

於二零零六年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司（「聯交所」）之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益或短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

港黃金地段的「Wildfire」、「The Boathouse」、「Stormies Crabshack」及「Café de Paris」。旗下餐廳所提供的國際美食包羅萬有，由傳統的法式佳餚至快餐一應俱全。此外，Igor's亦於主要的娛樂地區—蘭桂坊及灣仔經營設有現場樂隊表演的著名酒吧及會所「Stormies」、「The Cavern」、「Swindlers」及「Typhoon」。

展望

中國經濟持續增長，於二零零六年第三季的實質國民生產總值按年上升10.4%。然而，中國政府繼續推出措施以壓抑新的投資及讓經濟降溫，經濟增長將會轉趨溫和。在美國，由於美國政府實施金融緊縮政策，美國經濟活動亦已放慢。在香港，2006/07年已是第四年經濟錄得持續增長，然而，在淨出口下跌、油價上升及全球利率趨升導致外需減少的情況下，增長已有放緩跡象。

本集團的整體業績表現在過去數年持續強勁增長後，亦已步入放緩週期。然而，管理層相信憑著本集團的穩健現金基礎，加上發行可換股債券籌集所得資金及穩健的投資策略，本集團已準備就緒，於適當時機捕捉商機。令人鼓舞的是，本集團於香港及新加坡餐飲業務的強勢增長，正好反映香港內部需求仍然強勁。Igor's以嶄新概念經營餐飲業務，加上Pacific Coffee擁有的強大零售網絡及品牌優勢，本集團將繼續於香港、中國及亞洲其他地區抓緊快速增長中的西式休閒餐飲市場機會。

縱然管道技術業務於回顧期內並不理想，但位於比利時、德國、中國及澳洲的生產設施將可為全球各地的客戶服務。本集團NordiTube修復產品首次獲美國全國衛生基金會批准，應用於美國的飲用水市場，這將有利打開歐洲及美國不同市場。本集團會尋求改善該業務的經營效率，以帶來長遠增長。

假若本集團於中國不同城市發展的多個房地產物業項目進展順利，加上中國內地房地產市道持續暢旺，本集團預期物業銷售將錄得可觀的經常性收益，並於未來數年為本集團帶來穩定收入。

財務評述

於二零零六年九月三十日，本集團之本公司股權持有人應佔總資產淨值約為港幣28.38億元（二零零六年三月三十一日：港幣27.21億元），與二零零六年比較增加港幣1.17億元或

保險及投資

回顧期內，該業務營業額由港幣5.33億元下跌至港幣2.59億元，利潤則與去年同期相約，維持約港幣6,800萬元。保險業務仍受到激烈的市場競爭拖累，固該業務的利潤主要來自投資回報。現時，本集團投資涵蓋股票、定息收益及結構式存款的均衡組合。管理層將繼續維持這均衡的投資策略，於未來中長期為集團帶來穩定收益及獲取合理回報。

物業及酒店

回顧期內，該業務營業額及利潤分別下跌至港幣1.57億元及港幣5,600萬元，跌幅為60%。這是由於去年同期因出售上海「亦園」部份單位而錄得收益港幣2.54億元及利潤港幣4,000萬元所致，若撇除去年物業銷售所得款項，該部門來自銷售及出租投資物業、物業管理及經營酒店的業績將維持穩定水平。

期內，位於葵涌的一幢十八層高冷藏倉庫之存貨空間出租情況持續理想。由於香港經濟改善帶動消費需求增加，冷藏倉庫業務亦因而得益。有見冷藏倉庫需求將持續上升，預期該業務於下半年的溢利貢獻將有所增長。

繼去年購入44%權益的「北京鳳瑞住宅小區」住宅物業項目，期內，本集團於中國深圳及成都房地產物業發展項目均表現良好。此外，本集團出售位於東莞的發展項目所帶來收益將於下半年財政年度入帳，取得款項總額約為港幣4,500 萬元。

資訊科技、餐飲及其他業務

回顧期內，資訊科技業務的利潤由港幣1,100萬元降至港幣600萬元，劇烈的市場競爭、延遲推出新的電腦作業系統及手提電腦回收損壞電池均對集團盈利構成壓力。

回顧期內，Pacific Coffee營業額及經營溢利與預期相約。但業績的改善受制於期內在中國開設新分店成立初期的經營虧損。而於香港及新加坡，業績表現增長超逾50%，與營業額增長相約。Pacific Coffee 繼續在香港、新加坡、上海、北京及成都等地擴展分店網絡，店鋪數目由去年九月49間增至61間。

於回顧期後，本集團訂立協議收購SEL的全部已發行股本，收購的總代價將不超過港幣2億元。SEL為Igor's的控股公司。Igor's於一九九八年開設首間餐廳，是香港增長迅速的餐飲管理集團之一，現時經營20間食肆，包括位於蘭桂芳、蘇豪區、諾士佛臺及赤柱等香

中期股息

董事會議決派發截至二零零六年九月三十日止六個月之中期股息每股港幣0.20元(二零零五年:港幣0.20元及特別股息港幣0.18元),並將於二零零七年一月九日星期二派發予在二零零七年一月五日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零七年一月三日星期三至二零零七年一月五日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息,持有本公司股份人士,請於二零零七年一月二日星期二下午四時前,將所有股份過戶文件連同有關股票,送達本公司之香港股份過戶登記分處標準証券登記有限公司,地址為香港皇后大道東二十八號金鐘匯中心二十六樓,以便辦理過戶登記手續。

管理層討論及分析

於二零零六年九月三十日止六個月期內,本集團營業額及溢利與去年同期比較均錄得輕微跌幅。財務費用的增加、投放於擴展管道技術業務新市場及開發新產品的額外成本,與及本期內未有錄得去年同期物業銷售帶來的盈利貢獻,是整體表現下跌的主要原因。本集團的營業額由去年同期港幣27.45億元下跌9%至港幣25.08億元,而股東應佔溢利則由港幣1.96億元下調18%至港幣1.6億元。除卻去年上半年因上海物業銷售所錄得除税後溢利港幣4,000萬元,本集團期內業績與去年同期及去年下半年比較均錄得輕微改善。

建築及機械工程

回顧期內,該業務之營業額由去年港幣12.22億元增加19%至港幣14.54億元,主要乃由於增加環保工程及在澳門的機電工程項目業務有所增加。目前於澳門的工程項目包括為澳門路氹城銀河娛樂渡假村供應及安裝升降機及電扶梯及機電工程。而為澳門永利酒店渡假村第一期安裝冷氣空調系統的工程已於今年九月竣工。

由於升降機及電扶梯市場,以及玻璃幕牆及鋁窗業務之市場競爭劇烈,該業務整體利潤只上升10%。管道技術業務整體表現未如理想,雖然歐洲的整體表現已有改善,但亞洲地區的增長遜於預期。該部門表現亦受到開發新產品及擴展美國等新市場而帶來的額外成本所影響。

附註（續）

17. 重大關連人士之交易

(a) 於本期內，本集團貸款予聯營公司。該等公司之貸款屬無抵押。部分貸款之年利率為6%，本期內向聯營公司貸款收取利息港幣608,000元。於二零零六年九月三十日尚餘之金額已於綜合資產負債表中披露。除向聯營公司提供人民幣5,000,000元（相等約港幣4,950,000元）之貸款將於二零零七年五月到期，該貸款須按要求償還。

(b) 於本期內，本集團貸款予共同控制企業，該等貸款屬無抵押。部分貸款之年利率約為6%，本期內向共同控制公司收取利息港幣751,000元。於二零零六年九月三十日尚餘之金額已於綜合資產負債表中披露。此款項須按要求償還，除以下貸款：

(i) 人民幣30,000,000元（相等約港幣29,700,000元），此款項於二零零六年十一月到期及已償還。

(ii) 人民幣5,000,000元（相等約港幣4,950,000元），此款項將於二零零七年二月到期。

18. 期度以後事項

於二零零六年十月四日，本集團與獨立第三者就出售輝華有限公司「輝華」及寶耀投資有限公司「寶耀」股本權益及輝華及寶耀應付本集團與共同控制合夥人之貸款訂立買賣協議，其代價為港幣91,412,000元。本集團持有輝華及寶耀50%權益；該等共同控制企業乃於香港成立之有限責任公司，主要從事投資控股。

於二零零六年十一月二十五日，本集團與Sinochina Pacific Limited訂立協議，分兩批購入總數為100股股份之Sinochina Enterprises Limited（「SEL」）全部已發行股本。該兩批購入涉及收購49股及51股SEL股份，分佔49%及51%之全部已發行股本。總代價在任何情況下將不超過港幣2億元。代價以現金支付並將由本集團內部資源提供。SEL從事擁有及經營位於香港之餐廳及餐飲店舖。此事項之詳情已刊登於本集團二零零六年十二月一日之公告。

19. 比較數字

為符合本期內財務報表之呈列方式，若干比較數字已作出調整。

附註 *(續)*

15. 資本承擔 *(續)*

除上述者外，本集團所佔其共同控制企業之資本承擔如下：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
已簽約但未撥備	**96,729**	51,306
已批准但未簽約	**316,023**	451,290
	412,752	502,596

16. 營業性租賃

(a) ***本集團作為承租人***

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
一年內	**67,806**	56,378
二至五年內	**78,624**	76,995
超逾五年	**7,565**	8,581
	153,995	141,954

其他租約之商討及租金之訂定平均期限為三年。

本集團若干咖啡店之營業性租賃，乃於咖啡店的營業額超過最低保證租金時按其營業額釐定。惟以上之承擔只包括最低之保證租金。

(b) ***本集團作為出租人***

本集團根據不可撤銷之營業性租約在未來應收的最低租賃金額如下：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
一年內	**32,179**	27,378
二至五年內	**20,646**	19,809
	52,825	47,187

出租年期為一至五年。

附註（續）

13. 可換股債券

於二零零六年七月二十六日，本公司發行本金總額港幣450,000,000元2.125%可換股債券(「可換股債券」)。各債券持有人有權將可換股債券按每股港幣11.20元之換股價轉為本公司之每股面值港幣1.25元之股份。由於批准派付截至二零零六年三月三十一日止年度之末期股息每股30港仙，換股價因而調整為每股港幣10.8369元。此調整於二零零六年八月二十五日生效。

除非之前已轉換或購買或贖回，否則本公司於二零一一年七月二十八日(可換股債券到期日)按本金額之121.3%連同應計至贖回日期之利息贖回債券。

於二零零九年七月二十八日(「認沽權日」)，各債券之持有人將有權選擇要求本公司於認沽權日按本金額之113.1%連同應計至贖回日期(但不包括該日)之利息贖回其全部或部分可換股債券。

發行該可換股債券取得的款項被分為貸款和衍生工具部分。衍生工具部分的公允價值由期權定價模型確定；此金額被確認為負債直至被轉換或被贖回。發行的剩餘款項被分配為貸款部分並以負債逐期攤銷成本，直至被轉換或被贖回。衍生工具部分以發行日之公允價值計量，其後於資產負債表日之任何公允價值變動形成的利潤和虧損在收益表中確認。

於中期資產負債表結算日，本公司將貸款和衍生工具部分一併以可換股債券於綜合資產負債表呈列。

14. 或然負債

於結算日，本集團對已發出擔保的尚未清結之或然負債包括：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
授予聯營公司之銀行信貸	**102,734**	110,468

15. 資本承擔

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
就投資下列項目已訂合約但未在財務報告內計提之資本承擔		
－共同控制企業之投資	**15,674**	15,674
－購入物業、廠房及設備	**1,288**	8,642
	16,962	24,316

附註（續）

10. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣747,868,000元（二零零六年三月三十一日：港幣525,342,000元）。

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。應收貨款之帳齡分析如下：

	二零零六年九月三十日 港幣千元	二零零六年三月三十一日 港幣千元
0－60天	**591,672**	436,092
61－90天	**54,189**	33,989
逾90天	**102,007**	55,261
總計	**747,868**	525,342

於二零零六年九月三十日，本集團之應收貨款及其他應收帳款之帳面值與其相應公允值相若。

11. 應付帳款、應付票據、存入按金及應付費用

應付帳款、應付票據、存入按金及應付費用包括應付貨款港幣313,128,000元（二零零六年三月三十一日：港幣368,267,000元）。

應付貨款及應付票據之帳齡分析如下：

	二零零六年九月三十日 港幣千元	二零零六年三月三十一日 港幣千元
0－60天	**244,556**	281,300
61－90天	**19,749**	7,834
逾90天	**48,823**	79,133
總計	**313,128**	368,267

於二零零六年九月三十日，本集團之應付貨款、應付票據及其他應付款項之帳面值與其相應公允值相若。

12. 股本

	每股面值港幣1.25元之普通股數目	票面值 港幣千元
法定股本：於二零零六年三月三十一日及二零零六年九月三十日	540,000,000	675,000
已發行及繳足股本：於二零零六年三月三十一日及二零零六年九月三十日	278,582,090	348,228

法定股本及已發行股本在期內並無任何變動。

附註 *(續)*

7. 股息 *(續)*

於二零零六年十二月八日，董事會宣派中期股息每股普通股20港仙。中期股息並無於本簡明綜合資產負債表反映為應付股息，惟將入帳列作截至二零零七年三月三十一日止年度之保留溢利的分配。

二零零六年末期股息每股30港仙(二零零五年：25港仙)，合共港幣83,575,000元(二零零五年：港幣69,646,000元)已於二零零六年九月二十八日舉行之股東週年大會獲批准，並已於二零零六年十月派付。該金額已入帳列作截至二零零六年九月三十日止六個月之保留溢利分派。

8. 每股盈利

每股基本及攤薄後盈利按下列數據計算：

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
用作計算每股基本盈利之溢利	**160,192**	196,341
可換股債券之融資成本	**4,147**	–
用作計算每股攤薄盈利之溢利	**164,339**	196,341
	股份數目	
用作計算每股基本盈利之股份加權平均數	**278,582,000**	278,582,000
可能有攤薄影響之股份：		
可換股債券	**14,710,000**	–
用作計算每股攤薄盈利之股份加權平均數	**293,292,000**	278,582,000

9. 投資物業及物業、廠房及設備

截至二零零六年九月三十日止六個月，本集團購買物業、廠房及設備為港幣60,262,000元(截至二零零五年九月三十日止六個月：港幣34,760,000元)，出售物業、廠房及設備帳面淨值為港幣5,217,000元(截至二零零五年九月三十日止六個月：港幣7,512,000元)。

董事局已考慮本集團投資物業於二零零六年九月三十日之公允價值，並估計其帳面值與其於二零零六年三月三十一日之公允價值無重大差異，故此本期間無任何重估盈餘或虧絀。

附註（續）

5. 除稅前溢利

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
除稅前溢利已扣除／(計入)下列各項目：		
售出存貨之成本	**567,763**	583,281
物業、廠房及設備之折舊	**43,302**	53,090
包括董事酬金之員工開支	**440,487**	354,058
減：撥作合約工程成本	**(64,925)**	(29,264)
	375,562	324,794
關於租賃以下項目之營業性租賃之費用：		
樓宇	**43,658**	20,030
其他	**8,042**	3,507

6. 所得稅支出

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
本期稅項		
香港	**14,151**	20,948
海外	**11,318**	32,944
遞延稅項	**1,282**	29,522
	26,751	83,414

香港利得稅準備乃根據本集團各公司估計應課稅之溢利減可運用之前期虧損稅務寬減按稅率17.5%（二零零五年：17.5%）計算。

海外之課稅準備乃按照各公司當地之法例估計應課稅溢利計算。

7. 股息

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
中期股息		
每股20港仙（二零零五年：每股20港仙）	**55,716**	55,716
特別股息		
每股港幣無（二零零五年：每股18港仙）	**–**	50,145
	55,716	105,861

附註（續）

3. 分類資料（續）

（乙）地區區劃

	營業額 截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣百萬元	*港幣百萬元*
香港	**1,518**	1,721
中國內地	**65**	326
新加坡	**71**	83
泰國	**37**	34
加拿大	**225**	186
美國	**54**	52
歐洲	**272**	189
澳門	**206**	67
澳洲	**58**	77
其他	**2**	10
	2,508	2,745

4. 其他收入

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
其他收入包括：		
利息收入	**24,344**	33,990
轉自聯營公司及共同控制企業之利息收入	**1,359**	910
外匯兌換收益	**4,162**	12,789
於損益帳按公允值處理的投資未變現公允值之收益	**24,026**	17,139
牌照及專利權收入	**7,408**	7,396

附註 *(續)*

3. 分類資料 *(續)*

(甲) 業務區劃 (續)

截至二零零五年九月三十日止六個月

	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
營業額						
營業額	1,222,057	548,530	419,359	296,408	304,231	2,790,585
分部之間營業額	(137)	(15,646)	(22,809)	(4,563)	(2,832)	(45,987)
對外營業額	1,221,920	532,884	396,550	291,845	301,399	2,744,598
業績						
分部之業績	93,969	68,696	144,469	10,927	22,217	340,278
未分配之費用						(5,451)
利息收入						9,163
經營溢利						343,990
所佔聯營公司業績	810	–	–	(45)	(3,000)	(2,235)
所佔共同控制企業業績	394	–	(468)	–	–	(74)
財務費用						(34,229)
除稅前溢利						307,452
所得稅支出						(83,414)
期內溢利						224,038

附註：各業務分部間的交易價格由管理層依據市場價格釐定。

附註（續）

2. 主要會計政策（續）

本集團作為財務擔保合約簽發者（續）

本集團已考慮集團可適用之新準則、修訂或詮釋。下列新準則、修訂或詮釋於授權編製有關財務報告時已發出但未曾生效。本集團並無提早採用下列新準則、修訂或詮釋及董事預期採用該等準則、修訂或詮釋，將對本集團之業績及財務狀況不會構成重大影響。

香港會計準則第1號（經修訂）	股本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務匯報詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範疇[2]
香港（國際財務匯報詮釋委員會）－詮釋第9號	內含衍生工具之重新評估[3]
香港（國際財務匯報詮釋委員會）－詮釋第10號	中期財務報告及減值[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年五月一日或之後開始之年度期間生效。
[3] 於二零零六年六月一日或之後開始之年度期間生效。
[4] 於二零零六年十一月一日或之後開始之年度期間生效。

3. 分類資料

本集團營業額及經營溢利貢獻以業務區劃及營業額以地區區劃之分析如下：

(甲) 業務區劃

截至二零零六年九月三十日止六個月

	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
營業額						
營業額	1,454,089	270,734	180,575	259,798	389,311	2,554,507
分部之間營業額	(143)	(11,322)	(23,531)	(8,054)	(3,011)	(46,061)
對外營業額	1,453,946	259,412	157,044	251,744	386,300	2,508,446
業績						
分部之業績	103,723	68,160	55,981	5,999	23,039	256,902
未分配之費用						(4,296)
利息收入						7,080
經營溢利						259,686
所佔聯營公司業績	663	–	–	–	(2,366)	(1,703)
所佔共同控制企業業績	590	–	(1,607)	–	–	(1,017)
財務費用						(57,197)
除稅前溢利						199,769
所得稅支出						(26,751)
期內溢利						173,018

附註

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製,惟財務工具乃按適用情況以公允值計量。

除下文所述者外,簡明財務報表所採用之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所依循者一致。

於過往期間,機器、工具、設備、傢俬、裝置、辦公設備及汽車之固定資產乃根據餘額遞減法,以購入時首次折舊10%或20%,以後每年10%至40%折舊計提。本集團董事已檢討此等資產之可用年期並認為以直線法分五至十年的使用年期進行折舊是恰當的。此會計估算之變動並未對本會計期間計入收益表之折舊構成重大影響。

於本會計期間,本集團首次應用多項由香港會計師公會新頒佈並已生效之香港財務報告準則、香港會計準則、修訂及註釋(在下文統稱為「新香港財務報告準則」)。

採用新香港財務報告準則導致本集團會計政策在以下方面有所改變,但對本會計期間及以往會計期間之業績編製及呈列均無重大影響:

財務擔保合約

於本會計期間,本集團採用於二零零六年一月一日或之後之會計期間開始生效的香港會計準則第39號及香港財務報告準則第4號(經修訂)之「財務擔保合約」。

根據香港會計準則第39號「財務工具:確認及計量 — 財務擔保合約」之定義為合約須由簽發者預備特別款項去補償持有者因特定負債人未能根據原本或經修改之債務文件要求於到期日支付貸款之損失。

本集團作為財務擔保合約簽發者

於二零零六年四月一日前,財務擔保合約沒有根據香港會計準則第39號計算,此等合約以或然債項披露。財務擔保撥備之確認只於當流出之資源可能需要支付財務擔保之責任及此等款項以可信性地評估。

經採用有關之修訂後,本集團所簽發並不會指定以公允值於損益帳處理之財務擔保合約,其首次確認公允值減去直接應佔發出財務擔保合約之成本計算。隨著首次確認後,集團財務擔保合約以較高者計算:(i)根據香港會計準則第37號「撥備,或然負債及或然資產」釐定金額;及(ii)根據香港會計準則第18號「收入」於最初確認之金額,及於適當時,減累積攤銷確認。採納新訂香港財務報告準則並未對本會計期間或以往會計期間之業績編製或呈列構成重大影響。因此,沒有作出前期修訂。

簡明綜合現金流動表

截至二零零六年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零六年 港幣千元	(重列) 二零零五年 港幣千元
經營業務之現金(支出)／注入淨額	**(210,733)**	103,343
投資業務支出之現金淨額	**(77,163)**	(151,359)
融資業務之現金支出淨額	**(180,993)**	(114,587)
發行可換股債券之現金注入淨額	**434,250**	–
現金及現金等值及銀行透支淨額之減少	**(34,639)**	(162,603)
期初之現金及現金等值及銀行透支結存	**634,250**	1,015,852
匯率變動之影響	**10,621**	(1,547)
期末之現金及現金等值及銀行透支結存	**610,232**	851,702
銀行透支	**–**	7,039
現金及現金等值	**610,232**	858,741

簡明綜合權益變動表(續)

截至二零零五年九月三十日止六個月(未經審核)

	本公司股權持有人應佔權益									
				資本	投資	匯兌			少數	
	股本	股本溢價	資本儲備	贖回儲備	重估儲備	浮動儲備	保留溢利	總計	股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年四月一日	348,228	417,860	327,875	7,526	(79)	22,547	1,425,079	2,549,036	290,755	2,839,791
換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生的匯兌損失	–	–	–	–	–	(3,663)	–	(3,663)	880	(2,783)
期內溢利	–	–	–	–	–	–	196,341	196,341	27,697	224,038
期內已確認收支總額	–	–	–	–	–	(3,663)	196,341	192,678	28,577	221,255
分派予少數股東之股息	–	–	–	–	–	–	–	–	(924)	(924)
已付二零零五年末期股息	–	–	–	–	–	–	(69,646)	(69,646)	–	(69,646)
收購附屬公司之額外權益	–	–	–	–	–	–	–	–	(42,042)	(42,042)
少數股東之資本貢獻	–	–	–	–	–	–	–	–	1,999	1,999
於二零零五年九月三十日	348,228	417,860	327,875	7,526	(79)	18,884	1,551,774	2,672,068	278,365	2,950,433

簡明綜合權益變動表

截至二零零六年九月三十日止六個月(未經審核)

	本公司股權持有人應佔權益									
	股本	股本溢價	資本儲備	資本贖回儲備	投資重估儲備	匯兌浮動儲備	保留溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年四月一日	348,228	417,860	327,875	7,526	849	37,911	1,580,545	2,720,794	266,897	2,987,691
換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生的匯兌收益	-	-	-	-	-	31,425	-	31,425	2,613	34,038
可出售的投資公允值之變更	-	-	-	-	9,754	-	-	9,754	-	9,754
期內溢利	-	-	-	-	-	-	160,192	160,192	12,826	173,018
期內已確認收支總額	-	-	-	-	9,754	31,425	160,192	201,371	15,439	216,810
已付二零零六年末期股息	-	-	-	-	-	-	(83,575)	(83,575)	-	(83,575)
分派予少數股東之股息	-	-	-	-	-	-	-	-	(3,569)	(3,569)
購買一間附屬公司之權益	-	-	4,727	-	-	-	(4,960)	(233)	233	-
發行一間附屬公司新股份予少數股東	-	-	-	-	-	-	-	-	44,646	44,646
於二零零六年九月三十日	348,228	417,860	332,602	7,526	10,603	69,336	1,652,202	2,838,357	323,646	3,162,003

簡明綜合資產負債表（續）

於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
流動負債			
應付帳款、應付票據、存入按金及應付費用	*11*	**1,205,435**	1,240,872
未滿期保險費－一年內到期		**33,088**	39,634
未決保險索償		**269,366**	285,051
聯營公司應付帳		**2,509**	2,423
就合約工程應向客戶支付之款項		**140,399**	136,952
衍生財務工具		**9,574**	10,430
融資性租賃之債務－一年內到期		**421**	611
遞延服務收入		**21,919**	23,330
課稅準備		**79,005**	73,721
銀行貸款		**998,386**	595,211
其他貸款		**—**	226
應付股息		**83,575**	—
其他應付款		**7,412**	7,412
		2,851,089	2,415,873
流動資產淨值		**1,728,661**	1,822,674
總資產減流動負債		**4,506,221**	4,519,847
股本及儲備			
股本	*12*	**348,228**	348,228
儲備		**2,490,129**	2,372,566
本公司股權持有人應佔權益		**2,838,357**	2,720,794
少數股東權益		**323,646**	266,897
總權益		**3,162,003**	2,987,691
非流動負債			
其他應付款		**13,840**	13,840
未滿期保險費－超逾一年		**14,180**	14,764
融資性租賃之債務－超逾一年		**198**	343
遞延稅項負債		**103,207**	102,750
銀行貸款		**779,025**	1,399,066
其他貸款		**—**	1,393
可換股債券	*13*	**433,768**	—
		1,344,218	1,532,156
總權益及非流動負債		**4,506,221**	4,519,847

簡明綜合資產負債表

於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
非流動資產			
投資物業	9	**473,804**	469,693
物業、廠房及設備	9	**714,458**	688,640
預付租賃款項		**457,111**	461,708
商譽		**212,540**	212,540
其他無形資產		**152,675**	151,958
所佔聯營公司權益		**41,901**	31,011
所佔共同控制企業權益		**234,810**	231,316
可出售的投資		**138,285**	114,010
於損益帳按公允值處理的投資		**347,625**	325,903
遞延税項資產		**4,351**	10,394
		2,777,560	2,697,173
流動資產			
存貨		**284,549**	262,084
待售物業		**488,285**	505,506
應收帳款、存出按金及預付款項	10	**1,271,298**	1,085,006
聯營公司應收帳		**26,411**	38,050
共同控制企業應收帳		**220,021**	184,510
就合約工程應向客戶收取之款項		**395,646**	365,761
於損益帳按公允值處理的投資		**1,241,100**	1,123,915
衍生財務工具		**42,208**	38,303
銀行結存及現金等值		**610,232**	635,412
		4,579,750	4,238,547

中期業績

其士國際集團有限公司（「本公司」）董事欣然公佈本公司及其附屬公司（「本集團」）截至二零零六年九月三十日止六個月之未經審核簡明綜合中期業績，連同二零零五年同期之未經審核比較數字如下：

簡明綜合收益表

截至二零零六年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
	附註	二零零六年 *港幣千元*	二零零五年 *港幣千元*
營業額	*3*	**2,508,446**	2,744,598
銷售成本		**(2,094,513)**	(2,277,155)
毛利		**413,933**	467,443
其他收入	*4*	**84,745**	83,048
經銷成本		**(161,996)**	(137,631)
行政支出		**(55,693)**	(49,119)
其他支出		**(21,303)**	(19,751)
經營溢利		**259,686**	343,990
所佔聯營公司業績		**(1,703)**	(2,235)
所佔共同控制企業業績		**(1,017)**	(74)
財務費用		**(57,197)**	(34,229)
除稅前溢利	*5*	**199,769**	307,452
所得稅支出	*6*	**(26,751)**	(83,414)
期內溢利		**173,018**	224,038
應佔方：			
本公司股權持有人		**160,192**	196,341
少數股東權益		**12,826**	27,697
		173,018	224,038
股息	*7*	**55,716**	105,861
每股盈利	*8*		
基本		**57.5港仙**	70.5港仙
攤薄		**56.0港仙**	70.5港仙
每股股息			
中期		**20港仙**	20港仙
特別		**不適用**	18港仙

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：025）

二零零六至二零零七年度中期業績報告